UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) Of The Securities Exchange Act of 1934

RESONANT INC.
(Name of Subject Company)

RESONANT INC.
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
76118L102
(CUSIP Number of Class of Securities)

George B. Holmes
Chief Executive Officer
Resonant Inc.
10900 Stonelake Blvd., Suite 100, Office 02-130
Austin, Texas 78759
(805) 308-9803
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
With copies to:
John McIlvery, Esq.
Jonathan Friedman, Esq.
Stubbs Alderton & Markiles, LLP
15260 Ventura Boulevard, 20th Floor
Sherman Oaks, California 91403
(818) 444-4500

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information
Name and Address
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Resonant Inc., a Delaware corporation (“Resonant” or the “Company”). The address of the Company’s principal executive offices is 10900 Stonelake Blvd., Suite 100, Office 02-130, Austin, Texas 78759 and its telephone number is (805) 308-9803.
Securities
The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.001 per share (the “Shares”). As of the close of business on February 25, 2022, there were 67,153,580 Shares issued and outstanding.
Item 2.    Identity and Background of Filing Person
Name and Address
The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information — Name and Address.”
Tender Offer
This Schedule 14D-9 relates to a tender offer by PJ Cosmos Acquisition Company, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Murata Electronics North America, Inc., a Texas corporation (“Parent” or “Murata”), to purchase all of the issued and outstanding Shares at a per share purchase price of $4.50 (the “Offer Price”), net to the seller in cash, without interest, subject to any withholding taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 28, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on February 28, 2022. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and a form of Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9.
The Offer is being made pursuant to an Agreement and Plan of Merger, dated February 14, 2022, among the Company, Parent and Purchaser (the “Merger Agreement”). The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”), Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), and each Share that is outstanding (other than Shares that are owned by Parent, Parent’s subsidiaries or Purchaser, Shares held in the treasury of the Company, or Shares held by any stockholder of the Company who or which is entitled to demand and shall have properly and validly perfected their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL) will at the effective time of the Merger (the “Effective Time”) be converted into the right to receive cash, without interest thereon and less any required withholding taxes, in an amount equal to the Offer Price. Upon the Effective Time, the Company will become a wholly owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Purchaser’s obligation to accept for payment and to pay for all Shares tendered into the Offer and not withdrawn is not subject to a financing condition. It is conditioned upon, however, among other things, (i) that at least that number of Shares validly tendered and not withdrawn prior to the expiration date of the Offer, when added to any Shares already owned by Parent or any of its controlled subsidiaries, if any, equal a majority of the outstanding Shares as of immediately prior to the time at which Purchaser first accepts for payment the Shares tendered in the Offer (the “Minimum Condition”) and (ii) the expiration or termination of any applicable waiting period with respect to the purchase of Shares pursuant to the Offer under the HSR Act (as defined below). The Offer is also subject to a number of other conditions. Parent and Purchaser can waive some of the conditions to the Offer without the consent of the Company but cannot, however, waive the Minimum Condition without the consent of the Company. The treatment of equity awards under the Company’s benefit plans, including stock options and restricted stock units, is discussed below in “Item 3. Past Contracts, Transactions, Negotiations and Agreements — Arrangements between the Company and its Executive Officers, Directors and Affiliates.”
The initial expiration date of the Offer is the time that is one minute following 11:59 p.m., New York City time, on March 25, 2022, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law.
The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer and the Merger Agreement.
As set forth in the Schedule TO, the address of the principal executive offices of each of Purchaser and Parent is 2200 Lake Park Drive, Smyrna, Georgia 20080, and their telephone number is (770) 436-1300.
Item 3.   Past Contacts, Transactions, Negotiations and Agreements
Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates, on the one hand, and (i) the Company’s executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.
Additionally, no member of the Company’s management has entered into an employment agreement or other agreement, arrangement or understanding with respect to continuing employment, nor has any member of the Company’s management entered into an equity rollover agreement (other than as discussed below under the headings Treatment of Options and Treatment of Restricted Stock Units) or other agreement, arrangement or understanding with Parent or Purchaser.
Arrangements with Purchaser and Parent and their Affiliates
Merger Agreement
On February 14, 2022, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.
The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser made in the Company’s public reports filed with the SEC. The Merger Agreement contains representations and warranties made by the Company to Parent and Purchaser and representations and warranties made by Parent and Purchaser to the Company. The purpose of the summary of the Merger Agreement referred to above that is incorporated herein by reference is to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser in the Company’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in confidential disclosure schedules provided by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with the Merger Agreement without notice or liability to any other person. Any information concerning the subject matter of such representations and warranties may have changed, and may continue to change, since the date of the Merger Agreement, and such subsequent information may or may not be fully reflected in the Company’s public reports. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.
The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
Employee Matters
The Merger Agreement provides that from and after the Effective Time through one year following the Effective Time, the Company will (and the Purchaser will cause the Company to) honor a number of specified written employee benefit plans maintained by the Company as in effect on the date of the Merger Agreement in accordance with their terms, provided that following the Effective Time, the Company is not prohibited from in any way amending, modifying or terminating any such employee benefit plans in accordance with their terms or if otherwise required pursuant to applicable law.
The Merger Agreement also provides that, as of the Effective Time, the Company or one of its subsidiaries will continue to employ the employees who were employed by the Company and its subsidiaries as of the Effective Time; provided that the Company or one of its subsidiaries may terminate such employment at any time following the Effective Time. For a period of one year following the Effective Time, the Company and its subsidiaries will (and Parent will cause the Company and its subsidiaries to) provide each employee who remains employed with the Company or any of its subsidiaries (a “Continuing Employee”) with (x) a base salary or wage rate and target short-term cash bonus or cash commission compensation opportunities that are at least substantially comparable in the aggregate to such Continuing Employee’s base salary or wage rate and target short-term cash bonus or cash commission compensation opportunities as of immediately prior to the Effective Time and (y) all other employee benefits (excluding any equity or equity-based benefits, defined benefit pension plans and/or nonqualified deferred compensation plans) that are at least substantially comparable in the aggregate to such employee benefits that each such Continuing Employee received as of immediately prior to the Effective Time under the applicable employee benefit plan.
The Merger Agreement also provides that to the extent that an employee benefit plan is made available to any Continuing Employee at or after the Effective Time, the Company and its subsidiaries will (and Parent will cause the Company and its subsidiaries to) cause to be granted to such Continuing Employee credit for service with the Company and its subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and vacation accrual and severance pay entitlement (excluding equity or equity-based compensation arrangements and defined benefit plans) to the same extent and for the same purpose as such service was credited to such person under the corresponding employee benefit plan as of the Effective Time, except that such service need not be credited to the extent that it would result in duplication of coverage or benefits. In addition, the Merger Agreement provides that each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all new employee benefit plans sponsored by the Company and its subsidiaries after the Effective Time to the extent that coverage pursuant to any such new plan replaces at the Effective Time coverage pursuant to a comparable employee benefit plan in which such Continuing Employee participated immediately before the Effective Time. The Merger Agreement also provides that for purposes of each new plan providing medical, dental, pharmaceutical, or vision benefits to any Continuing Employee, the Company will use commercially reasonable efforts to cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such new plan to be waived for such Continuing Employee and his or her covered dependents to the same extent waived under the corresponding old plan, and cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the old plan ending on the date that such Continuing Employee’s participation in the corresponding new plan begins to be given full credit pursuant to such new plan for purposes of satisfying the applicable deductible, coinsurance, co-pay, offsets and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such new plan to the same extent as such amounts were credited for the same purpose under the corresponding old plan. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time will be credited to such Continuing Employee following the Effective Time, and will be available for use pursuant to the terms of Parent’s and its subsidiaries’ vacation policy as in effect from time to time.
In addition, the Merger Agreement provides that the Company shall (and Parent shall cause the Company to) pay each Continuing Employee who is participating in the Company’s cash bonus plan (the “Bonus Plan”) and who is actively employed on the date of payment an amount equal to the accrued 2022 bonus amount as of the date the Merger occurs (the “Closing Date”) or, if later, March 31, 2022, based on actual performance from January 1, 2022 through the Closing Date (or, if later, March 31, 2022), in a manner and at a time consistent with past practice and in accordance with the terms of the Bonus Plan.
The Merger Agreement also requires that the Company and its subsidiaries permit certain key employees of the Company to enter into new employment agreements with Parent or an affiliate of Parent (including the Company) as soon as practicable following the date of the Merger Agreement, which agreements shall be effective as of and contingent upon the closing of the Merger.
The foregoing summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
Confidentiality Agreement
On January 12, 2022, the Company and Murata Manufacturing Co., Ltd. (“MMC”) entered into a letter agreement (the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, each party agreed that, subject to certain exceptions, all non-public information regarding the supplying party and its subsidiaries or affiliates furnished to the receiving party or its representatives would be used by the receiving party and its representatives solely in connection with its evaluation and/or consummation of a possible transaction between the parties and would be kept confidential except as provided in the Confidentiality Agreement. The Confidentiality Agreement also contains customary standstill and non-solicitation provisions. The obligations of each party under the Confidentiality Agreement terminate on January 11, 2024.
The foregoing summary and description do not purport to be complete and are qualified in their entirety by reference to the Confidentiality Agreement which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.
Exclusivity Agreement
On February 2, 2022, the Company and MMC entered into a letter agreement (the “Exclusivity Agreement”), pursuant to which for a period of time following the date the Company countersigned the Exclusivity Agreement and initially extending until February 8, 2022 (provided if as of such date MMC was continuing to negotiate in good faith in furtherance of the Transaction, such date would be extended to February 15, 2022) (the “Exclusivity Period”), the Company granted MMC exclusive dealing with respect to the Transactions. Pursuant to the Exclusivity Agreement, the Company agreed that neither the Company nor its affiliates or agents would directly or indirectly (i) solicit or encourage any inquiries, discussions or proposals, (ii) continue, propose or enter into negotiations or discussions with respect to, (iii) provide non-public information relating to or in connection with, or (iv) authorize, recommend, propose or enter into any confidentiality agreement, term sheet, letter of intent, purchase agreement or other agreement, arrangement or understanding regarding an acquisition of all or a majority of the assets or equity securities of, or a business combination or consolidation or the formation of a partnership or joint venture or management arrangement with, the Company or its subsidiaries, in each case other than involving MMC or its affiliates (a “Third Party Acquisition Transaction”). The Company also agreed to notify MMC of any inquiries, discussions or proposals concerning a Third Party Acquisition Transaction received after the date of the Exclusivity Agreement through the end of the Exclusivity Period.
The Exclusivity Agreement terminated upon execution of the Merger Agreement.
The foregoing summary and description do not purport to be complete and are qualified in their entirety by reference to the Exclusivity Agreement which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.
Securities Purchase Agreement and Registration Rights Agreement
On July 31, 2019, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Murata, which agreement was subsequently joined by 10 additional institutional and individual accredited investors (collectively with Murata, the “Investors”). The Purchase Agreement provided for the sale by the Company of an aggregate of 3,960,560 Shares at a price of $2.53 per Share, for gross proceeds of approximately $10.0 million.
The initial closing of the purchase and sale of Shares with all Investors other than Murata, for an aggregate of 1,193,762 Shares and gross proceeds of approximately $3.0 million, occurred on August 9, 2019. The closing of Murata’s investment for approximately $7.0 million was subject to, among other conditions, the execution of a definitive multi-year commercial agreement that provides MMC and its affiliates with rights to multiple proprietary circuit designs utilizing the Company’s technology.
Effective September 30, 2019, the Company entered into the commercial agreement contemplated by the Purchase Agreement, in the form of a collaboration and license agreement, dated September 30, 2019, between the Company and MMC (the “Collaboration Agreement”), and Murata and the Company consummated the purchase and sale of Shares, with the Company issuing 2,766,798 Shares to Murata for gross proceeds of approximately $7.0 million.
Also, on July 31, 2019, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with Murata, which agreement was subsequently joined by the other Investors, pursuant to which the Company agreed to register for resale by the Investors the Shares purchased by the Investors pursuant to the Purchase Agreement. In accordance with the Registration Rights Agreement, the Company filed registration statements with the SEC and caused such registration statements to become effective within the time periods prescribed by the Registration Rights Agreement.
The foregoing summary and description do not purport to be complete and are qualified in their entirety by reference to the Securities Purchase Agreement and Registration Rights Agreement, which are filed as Exhibits (e)(4)and (e)(5) hereto and are incorporated herein by reference.
Collaboration Agreement
The Company and MMC are parties to the Collaboration Agreement pursuant to which the Company and MMC have been collaborating on the development of proprietary circuit designs using the Company’s XBAR® technology, and the Company licensed to MMC rights for products in four specific radio frequency bands. MMC agreed to pay the Company up to $9.0 million in pre-paid royalties and other fees, of which $4.5 million has been paid. MMC’s rights to the Company’s XBAR® technology for filters or resonators for use in mobile communication devices are exclusive through March 31, 2022.
On September 30, 2021, the Company and MMC entered into Addendum 1 to Collaboration and License Agreement (the “Addendum”), which amends and supplements the Collaboration Agreement to provide for the development of XBAR®-based proprietary circuit designs for up to four additional radio frequency bands. For rights to designs in these additional bands, MMC agreed to pay the Company a minimum of $4.0 million and up to an aggregate of between $8.0 million and $36.0 million in pre-paid royalties and other fees, with the amount of the aggregate payments determined based on the complexity of the designs selected by MMC for development. Murata has paid Resonant $7.0 million of such payments under the Addendum to date. The Addendum provides for the future payments to be made in two installments per band over a multi-year development period, with each installment conditional upon the Company’s achievement of certain milestones and deliverables acceptable to MMC in its discretion. MMC retains the right to terminate the Collaboration Agreement and Addendum at any time upon thirty days prior written notice to the Company.
The foregoing summary and description do not purport to be complete and are qualified in their entirety by reference to the Collaboration Agreement and Addendum which are filed as Exhibits (e)(6)and (e)(7) hereto and are incorporated herein by reference.
Arrangements between the Company and its Executive Officers, Directors and Affiliates
The Company’s executive officers and the members of its Board of Directors (the “Board”) may be deemed to have interests in the Transactions that may be different from or in addition to those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation — Reasons for Recommendation”, in reaching its decision to approve the Merger Agreement and the Transactions and recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see “Item 8. Additional Information — Golden Parachute Compensation”, which is incorporated herein by reference, and the Company’s definitive proxy statement filed with the SEC on April 16, 2021.
The Company’s executive officers are as follows:
Executive Officers	Title
George B. Holmes	Chief Executive Officer and Chairman of the Board
Martin S. McDermut	Chief Financial Officer and Secretary
Dylan Kelly	Chief Operating Officer
Neal Fenzi	Chief Technology Officer
Clint Brown	Senior Vice President, Sales and Marketing
Lisa Wolf	Chief Accounting Officer
Cash Payable for Outstanding Shares Pursuant to the Offer
The directors and executive officers of the Company or their respective affiliates who validly tender the Shares owned by them for purchase pursuant to the Offer, upon Purchaser’s purchase of the Shares, will receive the same cash consideration subject to the same terms and conditions as the other stockholders of the Company. The directors and executive officers of the Company and their affiliates are expected to own, in the aggregate, approximately 4,461,924 Shares (or approximately 6.6% of all outstanding Shares) as of March 28, 2022 (assuming closing of the Merger, or the Effective Time, occurs on such date), excluding Shares issuable to such stockholders after the date of this Schedule 14D-9 and prior to the Effective Time upon vesting of restricted stock units and upon exercise of options to purchase Shares (whether or not vesting or exercisable within 60 days of March 28, 2022), which are discussed below. If the directors and executive officers and their respective affiliates were to tender all 4,461,924 of those Shares for purchase pursuant to the Offer, and those Shares were accepted for payment and purchased by Purchaser, then the directors and officers and their affiliates would receive an aggregate of $20,078,658 in cash pursuant to tenders of those Shares into the Offer.
The table below sets forth the number of Shares held by the directors and executive officers of the Company on February 25, 2022, excluding Shares issuable to such stockholders upon vesting of restricted stock units and upon exercise of options to purchase Shares (whether or not vested or exercisable within

60 days of February 25, 2022), and the amount of cash consideration they would receive for those Shares if they were to tender all of those Shares for purchase pursuant to the Offer and those Shares were accepted for payment and purchased by Purchaser.
	Number of Shares Owned	Value of Shares Owned
Executive Officers:
George B. Holmes	527,436	$2,373,462.00
Martin S. McDermut(1)	271,825	1,223,212.50
Dylan Kelly	174,197	783,886.50
Neal Fenzi	584,730	2,631,285.00
Clint Brown(2)	118,750	534,375.00
Lisa Wolf(3)	170,608	767,736.00
Non-Employee Directors:
Ruben Caballero	154,462	695,079.00
Michael J. Fox(4)	2,121,168	9,545,256.00
Alan B. Howe	69,184	311,328.00
Jack H. Jacobs	64,184	288,828.00
Joshua Jacobs	67,684	304,578.00
Jean F. Rankin	73,512	330,804.00
Robert Tirva	64,184	288,828.00
Total	4,461,924	$20,078,658.00

(1)
Includes 3,400 Shares owned by Mr. McDermut’s spouse.

(2)
Includes 62,500 Shares held in trust.

(3)
Includes 40 Shares owned by Ms. Wolf’s daughter.

(4)
Includes 2,000,000 Shares owned by Park City Capital Offshore Master, Ltd., a value-oriented investment management firm founded by Mr. Fox in June 2008.

Treatment of Options
Pursuant to the terms of the Merger Agreement, at the Effective Time, each outstanding option to purchase Shares of the Company (each a “Company Stock Option”), whether vested or unvested, will be assumed and converted into a right of the holder of such Company Stock Option to receive, without interest, in full satisfaction of the rights of such holder with respect such option, an amount in cash equal to the product of (1) the excess, if any, of the Offer Price per Share over the exercise price per Share of such Company Stock Option multiplied by (2) the total number of Shares subject to such Company Stock Option immediately prior to the Effective Time, subject to any required withholding of taxes (the “Option Consideration”). The Option Consideration with respect to any Company Stock Option that is vested as of the Effective Time (including any Company Stock Option that becomes vested by virtue of the Transactions) shall be paid, without interest, after the Effective Time through the Company’s payroll to the applicable holders of such Company Stock Options by no later than the first payroll date that occurs at least five business days after the Closing Date. The right to receive the Option Consideration with respect to any Company Stock Option that is unvested as of the Effective Time, or any portion thereof, shall vest and become payable in accordance with the original vesting schedule of the corresponding Company Stock Option to which the right relates in accordance with the original vesting schedule and terms applicable to each such Company Stock Option under the applicable equity plan award agreement and any other applicable contract that is in effect on the date of the Merger Agreement, and shall be paid, without interest, after the Effective Time through the Company’s payroll to the applicable holders of such Company Stock Options by no later than the first payroll date that occurs at least five business days after the applicable vesting event. If the exercise price per Share of any Company Stock Option is equal to or greater than the Offer Price per Share, such Company Stock Option shall be canceled without any cash payment being made or other consideration due in respect to such option.
At the Effective Time, each holder of a Company Stock Option shall cease to have any rights with respect to such option, except the right to receive the Option Consideration.
The table below reflects, with respect to the Company’s executive officers that hold options to purchase Shares of the Company on February 25, 2022, (i) the number of vested options to purchase Shares of the Company that will be assumed at the Effective Time and converted into the right to receive a cash payment shortly following the Effective Time, and (ii) the number of options to purchase Shares of the Company that would be cancelled at the Effective Time, in each case assuming no exercise or forfeiture of such options occurs prior to the Effective Time. The table below also reflects the gross amount of Option Consideration payable to the Company’s executive officers with respect to vested options, without taking into account any applicable tax withholdings and assuming no exercise or forfeiture of such options occurs between February 25, 2022 and the Effective Time. Neither Messrs. Kelly and Brown nor any of the Company’s non-employee directors hold options, and none of the Company’s executive officers hold unvested options.
	Vested Stock Options
Name	Number of Shares Underlying Options	Exercise Price Per Share	Option Assumed or Cancelled at Effective Time	Amount of Option Consideration
Executive Officers (Grant Date):
George B. Holmes
(August 7, 2017)	5,824	$4.51	Cancelled	—
(November 6, 2017)	7,663	$4.62	Cancelled	—
Total	13,487
Martin S. McDermut
(May 28, 2014)	12,000	$6.00	Cancelled	—
Total
Neal Fenzi
(February 5, 2016)	30,000	$1.95	Assumed	$76,500
(February 2, 2017)	25,146	$4.36	Assumed	$3,520
(August 7, 2017)	5,133	$4.51	Cancelled	—
(November 6, 2017)	4,752	$4.62	Cancelled	—
Total	65,031
Lisa Wolf
(June 30, 2014)	5,000	$7.20	Cancelled	—
(August 8, 2016)	25,000	$5.06	Cancelled	—
(February 2, 2017)	15,319	$4.36	Assumed	$2,145
(August 7, 2017)	6,688	$4.51	Cancelled	—
(November 6, 2017)	4,808	$4.62	Cancelled	—
Total	56,815
Treatment of Restricted Stock Units
Pursuant to the terms of the Merger Agreement, at the Effective Time, each outstanding restricted stock unit issued by the Company (each an “RSU”), whether vested or unvested, shall be assumed and converted into a right of the holder of such RSU to receive, without interest, in full satisfaction of the rights of such holder with respect to such RSU, an amount in cash equal to the Offer Price per Share multiplied by, (i) if the RSU would otherwise vest or settle solely upon the continued employment or other service of the holder, the number of Shares subject to such RSU immediately prior to the Effective Time, or (ii) if the RSU is a performance-based RSU that is earned, in whole or in part, upon the occurrence of a change in control of the Company, the total number of Shares subject to such RSU that is earned at the Effective Time in accordance with the terms of such RSU, in each case subject to any required withholding of taxes (the “RSU Consideration”). The RSU Consideration shall be paid to the applicable holder of a RSU in accordance with the original terms (including forfeiture and settlement terms) applicable to such RSU under the applicable equity plan award agreement and any other applicable contract that is in effect on the date of the Merger Agreement.
At the Effective Time, each holder of a RSU shall cease to have any rights with respect thereto, except the right to receive the RSU Consideration.
Time-Based RSUs
The table below reflects the number of shares underlying RSUs that are subject to settlement upon continued employment or service and held by the Company’s executive officers and non-employee directors on February 25, 2022 that would, at the Effective Time, be assumed and converted into the right to receive a cash payment upon the applicable settlement events (assuming no settlement of RSUs occurs prior to the Effective Time and assuming that no RSUs held by such persons are forfeited between February 25, 2022 and the Effective Time). The table below also reflects the gross amount of potential RSU Consideration payable to the Company’s executive officers and non-employee directors with respect to such time-based RSUs upon the applicable settlement events (without taking into account any applicable tax withholdings), assuming that no such RSUs held by such persons are settled or forfeited between February 25, 2022 and the Effective Time.
Name	Number of Shares Underlying RSUs (Time-Based Vesting)	Amount of RSU Consideration($)
Executive Officers:
George B. Holmes	431,101	1,939,954.50
Martin S. McDermut	143,233	644,548.50
Dylan Kelly	302,759	1,362,415.50
Clint Brown	188,024	846,108.00
Neal Fenzi	119,367	537,151.50
Lisa Wolf	135,539	609,925.50
Non-Employee Directors:
Ruben Caballero	106,553	479,488.50
Michael J. Fox	108,334	487,503.00
Alan B. Howe	57,499	258,745.50
Jack H. Jacobs	57,499	258,745.50
Joshua Jacobs	57,499	258,745.50
Jean F. Rankin	67,499	303,745.50
Robert Tirva	67,499	303,745.50
Performance-Based RSUs
The minimum performance requirements for outstanding performance-based RSUs, as shown in the table below, will not be achieved at the Offer Price and therefore, all performance-based RSUs will be cancelled at the Effective Time. None of Messrs. McDermut, Brown and Fenzi, Ms. Wolf, or any of the Company’s non-employee directors hold performance-based RSUs.

Name	Number of Shares Underlying RSUs (Performance-Based Vesting)	Amount of RSU Consideration($)
George B. Holmes	500,000	—
Dylan Kelly	200,000	—
Amended and Restated Restricted Stock Unit Agreement (Performance Award) with George B. Holmes
On June, 11, 2019, the Company and George B. Holmes amended and restated Mr. Holmes’s existing performance-based RSU award, originally granted in August 2016 for 250,000 shares of common stock, to (i) increase the number of shares subject to the award to 500,000, (ii) extend the term of the award to September 30, 2022, and (iii) and change the price range in which the award vests to be between $5.00 and $20.00. As amended and restated, Mr. Holmes’s performance-based RSUs are subject to share price vesting requirements, measured quarterly, based on the average of (a) the average high daily trading price of the Company’s common stock for each trading day during the last month of the applicable calendar quarter and (b) the average low daily trading price of the Company’s common stock for each trading day during the last month of the applicable calendar quarter, each as reported by The Nasdaq Stock Market, LLC. The performance-based RSUs are eligible to be earned on a quarterly basis based on a linear interpolation of the applicable share price within the price performance range of between $5.00 and $20.00, or in the case of a liquidation event (which includes a change in control of the Company), on the day of (or in connection with) such liquidation event based on the applicable transaction price within the price performance range. Once earned, the performance-based RSUs vest and become exercisable 50% on the date the award is earned and 50% on September 30, 2022.
The foregoing summary and description does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Restricted Stock Unit Agreement (Performance Award) with George B. Holmes, which is filed as Exhibit (e)(8) hereto and is incorporated herein by reference.
Restricted Stock Unit Agreement (Performance Award) with Dylan Kelly
On December 2, 2019, the Company entered into a performance-based RSU award agreement with Dylan Kelly, pursuant to which the Company awarded Mr. Kelly 200,000 performance-based RSUs. The performance-based RSUs are subject to share price vesting requirements, measured quarterly, based on the average of (a) the average high daily trading price of the Company’s common stock for each trading day during the last month of the applicable calendar quarter and (b) the average low daily trading price of the Company’s common stock for each trading day during the last month of the applicable calendar quarter, each as reported by The Nasdaq Stock Market, LLC. The performance-based RSUs are eligible to be earned on a quarterly basis based on a linear interpolation of the applicable share price within the price performance range of between $5.00 and $20.00, or in the case of a liquidation event (which includes a change in control of the Company), on the day of (or in connection with) such liquidation event based on the applicable transaction price within the price performance range. Once earned, the performance-based RSUs vest and become exercisable 50% on the date the award is earned and 50% on September 30, 2022.
The foregoing summary and description does not purport to be complete and is qualified in its entirety by reference to the Restricted Stock Unit Agreement (Performance Award) with Dylan Kelly., which is filed as Exhibit (e)(9) hereto and is incorporated herein by reference.
Severance and Change in Control Agreements
The Company has entered into severance and change in control agreements with participating employees, including the Company’s executive officers, which provide these employees with severance benefits upon the employee’s termination of employment in certain circumstances with certain additional benefits following a change in control of the Company. These benefits provide the participating employees with enhanced financial security and incentive to remain with the Company notwithstanding their at-will employment with the Company and the possibility of a change in control.

Termination Without Change in Control
Pursuant to the agreements, if the Company terminates the participant’s employment with the Company for a reason other than cause, the participant becoming disabled or the participant’s death, and the termination does not occur within a specified period (24 months for the Company’s executive officers) immediately following a “change in control,” the participant will receive the following severance benefits:
Accrued Compensation:    The participant will receive all accrued but unpaid paid time off, expense reimbursements, wages, and other benefits due to the participant under any Company provided plans, policies, and arrangements.
Severance Payment:    All participants will receive severance for a specified number of months of the participant’s base salary then in effect immediately prior to the date of the participant’s termination of employment, less all required tax withholdings and other applicable deductions, payable as soon as practicable following the participant’s termination of employment. Each of the Company’s executive officers are entitled to receive 18 months of base salary severance.
Target Bonus Payment:    The participant will receive a lump-sum severance payment equal to 100% of the participant’s full target bonus as in effect for the fiscal year in which the termination occurs, which amount will be pro-rated for the portion of the fiscal year that the participant was employed by the Company except for the CEO, who is entitled to his full target bonus.
Continued Health Insurance Benefits:    The Company will reimburse the participant for premiums for coverage of the participant and his or her eligible dependents pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) (at the coverage levels in effect immediately prior to termination of employment) until the earliest to occur of (i) a period of 12 months from the last date of employment with the Company, (ii) the date upon which the participant becomes eligible for coverage under a health, dental, or vision insurance plan of a subsequent employer, and (iii) the date the participant or his or her dependents cease to be eligible for COBRA coverage.
Equity:    All of the participant’s unvested and outstanding equity awards that would have become vested had the participant remained in the Company’s employment for the twelve month period following termination of employment shall immediately vest and become exercisable as of the date of termination, and the participant will have six months following termination of employment in which to exercise any stock options, stock appreciation rights, or similar rights to acquire the Company’s common stock.
Outplacement Benefits.    If requested by the participant, the Company will pay the expense for outplacement benefits provided by a service to be determined by the Company for a period of six months, up to a maximum dollar value of $5,000 per participant.
Termination Following Change in Control
If during a specified period (24 months for the Company’s executive officers) immediately following a change in control of the Company (which will occur at the Effective Time), the Company terminates the participant’s employment with the Company for a reason other than cause, the participant becoming disabled or the participant’s death, or the participant resigns his employment for good reason, then the participant will receive the following benefits from the Company in lieu of the benefits described above under “Termination Without Change in Control”:
Accrued Compensation:    The participant will receive all accrued but unpaid paid time off, expense reimbursements, wages, and other benefits due to the participant under any Company-provided plans, policies, and arrangements.
Severance Payment:    All participants will receive severance for a specified number of months of the participant’s base salary then in effect. Each of the Company’s executive officers are entitled to receive 18 months of base salary severance.
Target Bonus Payment:    The participant will receive a lump sum severance payment equal to 100% of the participant’s full target bonus for the fiscal year in effect at the date of such termination of employment (or, if greater, as in effect for the fiscal year in which the change in control occurs).

Continued Health Insurance Benefits:   The Company will reimburse the participant for premiums for coverage of the participant and his or her eligible dependents pursuant to COBRA (at the coverage levels in effect immediately prior to termination of employment) until the earliest to occur of (A) a period of 12 months from the last date of employment with the Company, (ii) the date upon which the participant becomes eligible for coverage under a health, dental, or vision insurance plan of a subsequent employer, and (iii) the date the participant or his or her dependents cease to be eligible for COBRA coverage.
Equity:    All of the participant’s unvested and outstanding equity awards shall immediately vest and become exercisable as of the date of termination, and the participant will have six months following termination of employment in which to exercise any stock options, stock appreciation rights, or similar rights to acquire the Company’s common stock.
Outplacement Benefits.    If requested by the participant, the Company will pay the expense for outplacement benefits provided by a service to be determined by the Company for a period of six months, up to a maximum dollar value of $5,000 per participant.
The severance and change in control agreements define cause to include an executive’s (i) repeated willful failure to substantially perform his or her duties to the Company or deliberate and material violation of a material Company policy, (ii) commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to the Company, (iii) unauthorized use or disclosure of any proprietary information or trade secrets of the Company or certain other parties, or (iv) willful breach of any of the executive’s material obligations under any written agreement or covenant with the Company. The severance and change in control agreements define good reason to include (i) a material reduction in executive’s job responsibilities as such responsibilities exist on the date that is three months prior to a change in control, or (ii) certain reductions in the executive’s then-current base salary.
The severance and change in control agreements also provide that if any of the payments a participating employee would receive thereunder constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), then such payments will be either (i) reduced or (ii) paid in full to the participant, whichever results in the participant receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Section 4999 of the Code.
These severance payments and benefits are subject to the participating employee delivering a general release of claims in favor of Resonant.
The foregoing summaries and descriptions do not purport to be complete and are qualified in their entirety by reference to the Severance and Change in Control Agreements and amendments to such agreements with each of the executive officers, which are filed as Exhibits (e)(10)-(e)(15) hereto and are incorporated herein by reference.
Director Compensation
The Company maintains a policy for the compensation of non-employee directors. Pursuant to the policy, each non-employee director receives cash compensation for board services, as follows:
•
each non-employee director other than the chairman of the board or lead independent director receives an annual cash retainer of $50,000, and the chairman of the board or lead independent director receives an annual cash retainer of $100,000;

•
each member of the audit, compensation, and nominating and corporate governance committees of the board, other than the chairperson, receives an additional cash retainer of $7,500, $5,000 and $4,000, respectively; and

•
each chairperson of the audit, compensation, and nominating and corporate governance committees of the board receives an additional cash retainer of $15,000, $10,000 and $8,000, respectively

All cash compensation is paid in quarterly installments. The Company also reimburses each non-employee director for their travel expenses incurred in connection with their attendance at board of directors and committee meetings.

In addition, each non-employee director receives equity compensation for board services, as follows:
•
newly appointed non-employee directors receive a one-time initial award of restricted stock units for 24,000 shares of common stock, which vests over two years with one-half of the shares vesting on each of the first and second anniversaries of the director’s commencement of service, subject to the director’s continued service on the board of directors through the applicable vesting date;

•
upon first becoming chairman of the board or lead independent director, a non-employee director also receives an award of restricted stock unit with a grant date fair value equal to $25,000, pro-rated based on the number of days remaining from the date on which such non-employee director first becomes chairman or lead independent director until the first anniversary of the Company’s last annual meeting of stockholders, with one-half of the shares vesting on the earlier of (i) the day prior to the first annual meeting of stockholders following the grant or (ii) one year from grant, and one-half of the shares vesting on the earlier of (i) the day prior to the second annual meeting of stockholders following the grant or (ii) two years from grant, subject to continued service as chairman of the board and/or lead independent director through the applicable vesting date;

•
on the date of each annual meeting of the Company’s stockholders, each non-employee director who has served on the Company’s board of directors for at least the preceding six months receives an award of restricted stock units with a grant date fair value equal to $75,000, with one-half of the shares vesting on the earlier of (i) the day prior to the first annual meeting of stockholders following the grant or (ii) one year from grant, and one-half of the shares vesting on the earlier of (i) the day prior to the second annual meeting of stockholders following the grant or (ii) two years from grant, subject to continued service as chairman of the board and/or lead independent director through the applicable vesting date; and

•
on the date of each annual meeting of the Company’s stockholders, a non-employee director who has served as chairman of the board or lead independent director for at least the preceding six months also receives an award of restricted stock units with a grant date fair value equal to $25,000, with one-half of the shares vesting on the earlier of (i) the day prior to the first annual meeting of stockholders following the grant or (ii) one year from grant, and one-half of the shares vesting on the earlier of (i) the day prior to the second annual meeting of stockholders following the grant or (ii) two years from grant, subject to continued service as chairman of the board and/or lead independent director through the applicable vesting date.

Outstanding equity awards held by the Company’s non-employee directors will be assumed and converted into the right to receive cash in connection with the Merger and settled in accordance with the terms of such awards, as described above under “— Treatment of Restricted Stock Units.”
The foregoing summary and description does not purport to be complete and is qualified in its entirety by reference to the Outside Director Compensation Policy, which is filed as Exhibit (e)(16) hereto and is incorporated herein by reference.
Summary of Potential Payments Upon Change-in-Control
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute compensation” by the applicable SEC disclosure rules. The table assumes that a “change in control” occurs on March 25, 2022 and that each executive officer’s employment is terminated by him for good reason or by Resonant (or its successors) other than for cause (a “Qualifying Termination”) within twenty-four (24) months thereafter. The amounts shown in the tables are estimates only as the actual amounts that may be paid upon such termination of employment can only be determined at the actual time of such termination.

Golden Parachute Compensation
Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)	Other ($)(4)	Total Payout ($)
George B. Holmes	1,062,500	1,939,955	50,151	—	5,000	3,057,606
Martin S. McDermut	733,918	644,549	40,859	—	5,000	1,424,326
Dylan Kelly	696,300	1,362,416	21,115	—	5,000	2,084,831

(1)
Represents the sum of (i) the named executive officer’s annual base salary for a period of 18 months, based on the amount of base salary in effect at March 25, 2022, and (ii) 100% of the named executive officer’s target bonus for fiscal year 2022. These amounts assume that the named executive officer’s annual base salary remains unchanged from its level in effect as of February 25, 2022. The following table shows the amounts in the column by type of payment:

Name	Base Salary Continuation ($)	Target Bonus ($)
George B. Holmes	637,500	425,000
Martin S. McDermut	500,399	233,519
Dylan Kelly	474,750	221,550

(2)
Represents the named executive officer’s aggregate potential RSU Consideration with respect to the portion of the named executive officer’s outstanding RSUs that have not vested or settled as of the Effective Time, where RSU Consideration means an amount in cash equal to the Offer Price multiplied by the number of Shares underlying the unvested or unsettled RSUs. All amounts were calculated assuming a stock price equal to the Offer Price.

(3)
Represents the aggregate amount of all premiums payable for continuation of the named executive officer’s health insurance benefits for a period of 12 months, based on the amounts of such premiums at March 25, 2022. These amounts also assume that the premiums payable for continuation of the named executive officer’s health insurance benefits remain unchanged from their levels in effect as of February 25, 2022.

(4)
Represents the maximum cost for outplacement benefits for a period of six months.

Director and Officer Exculpation, Indemnification and Insurance
Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its Charter and Bylaws provisions to eliminate the personal liability of its directors and officers for monetary damages for breaches of fiduciary duty by such a director as a director, subject to specified limitations imposed by Delaware law.
The Company also has entered into indemnity agreements with each of its directors and executive officers. These agreements generally require the Company, to the fullest extent permitted by Delaware law, to indemnify its directors and executive officers against all expenses (including attorney’s fees, disbursements and retainers, accounting and witness fees, travel and deposition costs, and expenses of investigation), judgments, fines and amounts paid in settlement and other amounts actually incurred by such director or executive officer because he is, or is threatened to be made, a party to or a participant (as a witness or otherwise) in any threatened, pending, or completed action, suit or proceeding, whether brought in the right of the Company or otherwise and whether of a civil, criminal, administrative or investigative nature, in which such director or executive officer was, is or will be involved as a party or otherwise by reason of the fact that he is or was a director, officer, employee or agent of the Company or its subsidiaries, any action or inaction on the part of such officer or director in such capacity, or by reason of the fact that he or she is or was serving at the request of the Company as a director, officer, employee or agent of any other enterprise. Notwithstanding the foregoing, the Company is not obligated to indemnify such director or executive officer in certain circumstances, including for any claim for which payment has been received by or on behalf of such director or executive officer under any insurance policy or other indemnity provision, for expenses and the payment of profits arising from the purchase and sale by such director or executive officer of securities in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended, or any similar successor statute, in connection with any proceeding initiated by such director or executive officer and not by way of defense, for unlawful claims, for frivolous proceedings to enforce their indemnity agreement and if applicable, for breaches of their employment agreement with the Company or its subsidiaries. Under the indemnity agreements, all expenses incurred by one of the Company’s directors or executive officers in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Company, provided, however that such director or executive offer undertakes to repay the advance to the extent that it is ultimately determined that such officer or director is not entitled to be indemnified by the Company under his or her indemnity agreement or applicable law. The indemnity agreements also set forth certain procedures that will apply in the event any of the Company’s directors or executive officers brings a claim for indemnification under his or her indemnity agreement. This description of the indemnity agreements entered into between the Company and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnity agreement filed as Exhibit (e)(17) hereto, which is incorporated herein by reference.
For a period of six years after the Effective Time, Parent is required to cause the Company to indemnify and hold harmless each person who is or was a director or officer of the Company or its subsidiaries prior to the Effective Time and each person who is or was prior to the Effective Time an officer, director, or employee of the Company or its subsidiaries who served as a fiduciary under or with respect to any employee benefit plan of the Company or its subsidiaries (each, and “Indemnified Person”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any action, suit or proceeding, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time to the fullest extent that the Company or any of its subsidiaries would have been required under applicable law and its respective certificate of incorporation, bylaws or other organizational documents in effect on the date of the Merger Agreement to indemnify such person (including promptly advancing expenses as incurred to the fullest extent required under applicable law). In addition, the Merger Agreement provides that Parent shall cause the Company and each of its subsidiaries to, for a period of not less than six years from the Effective Time, (i) maintain provisions in its certificate of incorporation, bylaws or other organizational documents concerning the indemnification and exculpation (including provisions relating to the advancement of expenses) of the Company and its subsidiaries’ former and current officers, directors and employees that are no less favorable to the Indemnified Persons than the provisions of the certificate of incorporation, bylaws or other organizational documents of the Company or such subsidiary, as applicable, in each case, as of the date of the Merger Agreement, and (ii) except as required by law, not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Indemnified Persons.
Pursuant to the terms of the Merger Agreement, until the sixth anniversary of the Effective Time, the Company is obligated to provide officers’ and directors’ liability, fiduciary liability and similar insurance (collectively, “D&O Insurance”) in respect of acts or omissions occurring prior to the Effective Time and covering the Indemnified Persons covered by the Company’s current D&O Insurance policies on terms with respect to coverage and amount no less favorable than the Company’s existing policies, provided that the Company after the Effective Time shall not be obligated to pay annual premiums in the aggregate in excess of 300% of the amount per annum the Company paid in its fiscal year ending December 31, 2021. As an alternative, at any time prior to the Acceptance Time (as defined in the Merger Agreement), the Company may, with the prior written consent of Parent, and after the Effective Time, the Company, as the surviving corporation, may, purchase a “tail” directors’ and officers’ liability insurance policy, covering the same persons and providing the same terms with respect to coverage and premium amounts.
Sonim Lease
Effective as of October 6, 2021, the Company entered into a Sublease Agreement (the “Lease”), with Sonim Technologies, Inc., a Delaware corporation (“Sonim”), for approximately 8,416 square feet of office space in San Mateo, California to serve as a satellite office for employees residing in the San Francisco Bay area. The rent under the Lease is $12,500 per month. The term of the Lease commenced on January 17,

2022 and will expire on January 31, 2023. The Company has an option to renew the Lease for an additional one-year term for rent of $13,250 per month. Alan Howe, a non-employee director of the Company, is a director of Sonim, and Robert Tirva, a non-employee director of the Company, is an executive officer of Sonim.
The foregoing summary and description does not purport to be complete and is qualified in its entirety by reference to the Lease, which is filed as Exhibit (e)(18) hereto and is incorporated herein by reference.
Technical Advisor Agreement
The Company has engaged Ruben Caballero, a non-employee director of the Company, as a technical advisor pursuant to a Technical Advisor Agreement, dated as of August 5, 2019 (the “Technical Advisor Agreement”). In consideration for his advisory services, the Company has agreed to pay Mr. Caballero $50,000 per year, payable in cash in monthly installments, and $100,000 in restricted stock units upon his appointment (which vested on January 1, 2020) and $100,000 in restricted stock units in January of each year thereafter that Mr. Caballero is providing technical advisory services to the Company (which annual awards vest on December 31 of the year of grant). The agreement is cancelable at any time by either the Company or Mr. Caballero.
The foregoing summary and description does not purport to be complete and is qualified in its entirety by reference to the Technical Advisor Agreement, which is filed as Exhibit (e)(19) hereto and is incorporated herein by reference.
Item 4.    The Solicitation or Recommendation
Recommendation of the Board
On February 14, 2022, the Board unanimously: (i) determined that the Merger Agreement and the Transactions are fair to and in the best interests of the Company and holders of the Company’s Shares; (ii) approved, adopted and declared advisable the Merger Agreement and the Transactions; (iii) recommended that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, if required by the DGCL, vote in favor of the adoption and approval of the Merger Agreement; and (iv) resolved that the Merger Agreement and the Merger shall be governed by Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the consummation of the Offer.
Accordingly, and for other reasons described in more detail below, the Board unanimously recommends that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the DGCL, vote in favor of the adoption and approval of the Merger Agreement.
A joint press release, dated February 14, 2022, issued by the Company and Murata announcing the Offer, is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.
Background of the Offer
As part of their ongoing activities and review of Resonant’s business and financial performance, the Board and senior management regularly evaluate Resonant’s historical performance, long-term strategic relationships, including capital formation or other investment transactions, potential strategic alliances, prospects for mergers and acquisitions, strategic acquisitions and divestitures and other business combinations as well as its continued operations as an independent company, each with a view toward enhancing business performance and stockholder value. Resonant regularly engages with its stockholders to discuss and to solicit feedback on their views and perspectives of Resonant’s long-term business plan, strategic opportunities and value.
Resonant has pursued the commercialization of its technology by developing RF filter designs either alone or in collaboration with customers and other strategic partners, and licensing the filter designs to customers who are responsible for the manufacture of RF filters that incorporate Resonant’s designs. During the first half of 2019, following the initial invention of its XBAR® filter technology, Resonant sought a development partner to assist in the commercialization of XBAR® filters. These efforts culminated in a financing and commercial agreement in the third quarter of 2019 with Murata and its parent, Murata Manufacturing Co., Ltd. (“MMC”).
On July 31, 2019, Resonant entered into a securities purchase agreement (the “Purchase Agreement”) with Murata, which agreement was subsequently joined by 10 additional institutional and individual accredited investors (collectively with Murata, the “Investors”). The Purchase Agreement provided for the sale by Resonant of an aggregate of 3,960,560 Shares at a price of $2.53 per Share, for gross proceeds of approximately $10.0 million. Prior to entering into the Purchase Agreement, Resonant had no business or commercial relationship with Murata.
The initial closing of the purchase and sale of Shares pursuant to the Purchase Agreement with all Investors other than Murata, for an aggregate of 1,193,762 Shares and gross proceeds of approximately $3.0 million, occurred on August 9, 2019. The closing of Murata’s investment for approximately $7.0 million was subject to, among other conditions, the execution of a definitive multi-year commercial agreement that provides Murata and its affiliates with rights to multiple proprietary circuit designs utilizing Resonant’s technology.
Effective September 30, 2019, Resonant entered into the commercial agreement contemplated by the Purchase Agreement, in the form of a collaboration and license agreement, dated September 30, 2019, between Resonant and MMC (the “Collaboration Agreement”), and Murata and Resonant consummated the purchase and sale of Shares pursuant to the Purchase Agreement, with Resonant issuing 2,766,798 Shares to Murata for gross proceeds of approximately $7.0 million, representing approximately 8.5% of Resonant’s outstanding shares at such time (and approximately 4.1% of Resonant’s outstanding shares immediately prior to execution of the Merger Agreement).
Pursuant to the Collaboration Agreement, Resonant and MMC have been collaborating on the development of proprietary circuit designs using Resonant’s XBAR® technology, and Resonant licensed to MMC rights for products in four specific radio frequency bands. MMC agreed to pay Resonant up to $9.0 million in pre-paid royalties and other fees, of which $4.5 million has been paid to date in accordance with the Collaboration Agreement. MMC’s rights to Resonant’s XBAR® technology for filters or resonators for use in mobile communication devices are exclusive through March 31, 2022, after which time the exclusivity ends.
Since entering into the Collaboration Agreement in September 2019, Resonant and MMC and their respective management and engineering personnel have been collaborating on the design of radio frequency filters using Resonant’s XBAR® technology. The management of Resonant and MMC also discussed possible alternatives for broadening their commercial relationship, including by expanding the scope of the Collaboration Agreement and the potential for Murata’s acquisition of Resonant.
From March 2021 through September 2021, Resonant and MMC negotiated an increase in the number of radio frequency bands for which filters were being developed under the Collaboration Agreement. These discussions culminated in Addendum 1 to Collaboration and License Agreement (the “Addendum”), entered into by Resonant and MMC on September 30, 2021, which amends and supplements the Collaboration Agreement to provide for the development of XBAR®-based proprietary circuit designs for up to four additional radio frequency bands. For rights to designs in these additional bands, MMC agreed to pay Resonant a minimum of $4.0 million and up to an aggregate of between $8.0 million and $36.0 million in pre-paid royalties and other fees, with the amount of the aggregate payments determined based on the complexity of the designs selected by MMC for development. The Addendum provides for the future payments to be made in two installments per band over a multi-year development period, with each installment conditional upon Resonant’s achievement of certain milestones and deliverables acceptable to MMC in its discretion. MMC retains the right to terminate the Collaboration Agreement and Addendum at any time upon 30 days’ prior written notice to Resonant. Murata has not sent any such notice to date.
On September 20, 2021, Hiroyuki Niwa, Senior Manager of Corporate Strategy Section of MMC, and Takaki Murata, Director of RF Device Division of MMC, held initial discussions with George B. Holmes, Chairman of the Board, Chief Executive Officer and President of Resonant, during which Mr. Niwa and Mr. Murata conveyed Murata’s interest in a potential acquisition of Resonant. Mr. Holmes responded that if Murata was interested in making a proposal, it should do so in writing.

On October 4, 2021, Mr. Niwa had a follow-up call with Mr. Holmes to discuss the potential synergies that could be achieved in a transaction between Murata and Resonant. Mr. Niwa indicated that MMC would submit a non-binding letter of intent outlining the material terms of Murata’s offer.
On October 12, 2021, Murata submitted an unsolicited, non-binding proposal to acquire Resonant for cash consideration of $4.00 per Share, which represented a 80% premium to Resonant’s closing price on October 11, 2021 and a 60% premium to Resonant’s 20-day volume weighted average trading price at that time, and requested exclusivity to conduct due diligence and negotiate definitive documentation for the transaction. Along with its proposal, Murata submitted a due diligence request for a broad range of financial, business and legal information and documents. On October 13, 2021, the Board met to consider Murata’s proposal. Members of management and a representative of Resonant’s legal counsel, Stubbs Alderton & Markiles, LLP (“Stubbs Alderton”), were in attendance. The Board discussed this proposal and the then-current prospects for Resonant’s business and determined that the price undervalued Resonant and its technology and was inadequate, and on October 18, 2021, Murata was informed orally that the Board was not interested in pursuing a sale transaction on the terms proposed, which was confirmed in writing that same day.
At the October 13, 2021 meeting, the Board discussed strategies to maximize stockholder value, including engaging in a sales process relative to other opportunities available to Resonant, the manner of conducting, and timing of, a sales process, valuation, business risks and other parties that could potentially be interested in acquiring Resonant. The Board also discussed the possibility of retaining a financial advisor, and determined that it would be advisable to consider engaging a financial advisor to further explore the possibility of conducting a sale process. The Board formed a Special Committee (the “Special Committee”) of the Board solely for administrative efficiency, consisting of George Holmes, Michael Fox, Jean Rankin, Robert Tirva and Alan Howe, to interview financial advisors and to make a recommendation to the Board on whether to engage a financial advisor. Members of the Special Committee and management interviewed potential financial advisors in late October 2021, and invited several of these firms to interview with the full Board in early November 2021.
On October 25, 2021, Mr. Niwa and Mr. Holmes further discussed Murata’s valuation of Resonant in Murata’s $4.00 per share proposal, and Mr. Holmes informed Mr. Niwa that Resonant had formed a special committee of the Board to consider the potential engagement of a financial advisor.
On October 28, 2021, Mr. Holmes spoke by telephone with Mr. Niwa, during which Mr. Niwa reaffirmed Murata’s interest in acquiring Resonant, requested Resonant’s long-term financial projections, and inquired as to whether the Board had engaged a financial advisor to assist in the evaluation of Murata’s proposal. Mr. Holmes again informed Mr. Niwa that the Board had determined that Murata’s $4.00 per share proposal undervalued Resonant and its technology, and that Resonant was not interested in pursuing a sale transaction on the terms proposed.
On November 4, 2021, Mr. Niwa sent Mr. Holmes an e-mail reiterating Murata’s desire to pursue a business combination with Resonant, and on November 7, 2021, Mr. Holmes replied that the Board would continue to discuss Murata’s interest in Resonant and the potential engagement of a financial advisor at an upcoming Board meeting.
On November 5, 2021, the Board met with a representative of Stubbs Alderton in attendance to receive an update from the Special Committee on its efforts to identify a financial advisor, discuss management’s recent conversations with representatives of Murata, and receive a presentation from Stubbs Alderton on the Board’s fiduciary duties in the context of certain sales transactions, which included a discussion of the Board’s duties in connection with an unsolicited offer to acquire Resonant. Mr. Holmes also reported to the Board that he had a scheduled dinner meeting with Takaki Murata, Director of RF Device Division of Murata to discuss the parties’ existing commercial agreements, and he discussed with the Board responses in the event Mr. Murata raised the possibility of a strategic transaction during the meeting.
On November 5, 2021, Mr. Holmes attended the scheduled dinner meeting with Mr. Murata to discuss the parties’ Collaboration Agreement. During this meeting, Mr. Holmes and Mr. Murata discussed the parties’ development efforts and their views on the potential size of the market for Resonant’s XBAR® filters.

On November 8, 2021 and November 9, 2021, the Board interviewed several financial advisory firms that had been recommended by the Special Committee. On November 9, 2021, the Board met to consider whether to engage a financial advisory firm, and which firm to engage to advise the Board should it decide to pursue a sale transaction. At the November 9, 2021 meeting, the Board approved the engagement of Centerview Partners LLC (“Centerview”) based upon several factors, including Centerview’s experience in mergers and acquisitions, its available personnel and resources and the firm’s knowledge of the RF filter industry, and authorized the Special Committee to negotiate the terms of Centerview’s engagement. At the November 9, 2021 meeting, with assistance from Centerview, the Board also determined to proceed with a limited outreach to potential strategic parties to determine their interest in a potential transaction with Resonant, which might include an acquisition.
Following the Board meeting, Centerview provided a proposal for its engagement and a draft engagement letter, which the Special Committee and Stubbs Alderton negotiated with Centerview. Centerview was retained on November 15, 2021.
Throughout the rest of November and December 2021, management of Resonant met with representatives of Centerview to gather financial and business information about Resonant. During this period, management provided Centerview with financial projections and a detailed explanation of Resonant’s technology, market opportunity and value proposition, and prepared the materials that would be presented to interested parties that requested management meetings. Resonant’s management, with Centerview’s assistance, also identified a target group of potential interested parties. The parties were selected based on their existing capabilities in the radio frequency filter market, their prior engagement with Resonant on product collaborations, and with respect to mobile OEM operators, their potential to vertically integrate radio frequency filter technology into their own products and design processes. After discussion with Centerview and based on the Board’s understanding of the industry, only strategic bidders were selected, given the Board’s belief that (i) Resonant’s financial profile would not support meaningful interest from financial buyers or, if interested, financial buyers were unlikely to value Resonant more highly than strategic bidders, and (ii) the risks inherent in expanding the process to a larger number of participants outweighed any expected benefits of doing so.
From November 15, 2021 through January 2022, at the direction of the Board, representatives of Centerview held discussions with 11 Board-approved parties, including Murata, soliciting their respective interest in pursuing a potential transaction with Resonant. Most of these parties communicated a lack of interest or ability to participate. Of the parties contacted, five indicated an interest in receiving additional information about Resonant’s technology and operations as a basis for evaluation. These parties included Murata and four RF filter industry participants, referred to herein as “Company A,” “Company B,” “Company C” and “Company D.” Resonant executed non-disclosure agreements with three parties (Murata, Company A and Company B), and shared with such parties financial information, forecasts, product and technology demonstrations, and other diligence materials through meetings with representatives of Resonant and by providing them access to Resonant’s virtual data room. Until such parties executed a non-disclosure agreement with a standstill, they were only provided with limited information about Resonant, subject to the terms of a “click through” confidentiality agreement set forth on the landing page of the data room site. Each one of these non-disclosure agreements contained (or were amended to add) standstill provisions but did not contain a prohibition on Murata, Company A or Company B requesting a waiver of the standstill provisions, and expressly permitted Murata, Company A and Company B to confidentially communicate to the Board, senior management of Resonant or its external financial advisors any non-public proposals regarding a potential transaction in a manner not reasonably expected to require public disclosure. Each one of these standstill agreements contained a provision terminating the standstill upon public announcement of a transaction such as the Merger.
On December 1, 2021, management of Resonant and representatives of Centerview attended a conference call with representatives of Murata and its financial advisor during which representatives of Resonant conducted a management presentation in which they provided an overview of Resonant’s 5G strategy.
On December 6, 2021, the Board met and authorized the engagement of Stifel, Nicolaus & Company, Incorporated (“Stifel”) to assist the Board in evaluating Resonant’s potential strategic alternatives solely as a supplement to Centerview’s role as the lead financial advisor and not because of any actual or potential conflict that Centerview had. Stifel had an existing investment banking relationship with Resonant, having assisted Resonant in raising equity capital over the prior two years. The Board retained Stifel based on several factors, including Stifel’s detailed knowledge about Resonant, its business and its capital raising prospects that the Board determined might be beneficial in evaluating strategic alternatives. Stifel was engaged on January 24, 2022.
At the December 6, 2021 meeting, the Board also expanded the role of the Special Committee, which was renamed the Strategic Advisory Committee (the “Strategic Advisory Committee”), and approved a charter setting forth the roles and responsibilities of the committee. The members of the Strategic Advisory Committee were George Holmes, Michael Fox, Jean Rankin, Robert Tirva and Alan Howe. The committee’s role was expanded to (i) solicit and evaluate strategic alternatives available to Resonant for enhancing stockholder value, (ii) supervise the process to be conducted by Resonant and its advisors in dealing with expressions of interest to acquire control of Resonant or any similar transaction, (iii) evaluate and make recommendations to the Board with respect to any potential strategic alternatives, solicited or unsolicited, that may be proposed by parties interested in entering into strategic transactions with Resonant, (iv) negotiate or supervise the negotiation of the final terms of a strategic transaction and any related agreements, at all times apprising the Board of such negotiations and taking into consideration the advice and recommendations of the Board in connection therewith, (v) examine and review the merits and fairness of a transaction in conjunction with management and financial and legal advisors, with the final decision as to fairness of any transaction reserved for the Board and (vi) report all conclusions and recommendations to the Board for its information and authorization of any binding action. The Strategic Advisory Committee did not have the power to authorize any binding action. The Strategic Advisory Committee was formed solely for administrative efficiency and was not formed due to any actual or potential conflicts.
Resonant and Company B signed a non-disclosure agreement on December 7, 2021, which contains an 18-month standstill provision that terminates upon public announcement of a transaction such as the Merger.
On December 9, 2021, on an unsolicited basis, Murata submitted a second non-binding proposal to acquire Resonant, increasing its purchase price to $4.20 per Share in cash, requesting exclusivity to negotiate a transaction and requesting a response by December 13, 2021.
The Board met to consider Murata’s latest proposal to acquire Resonant on December 13, 2021, December 15, 2021 and December 16, 2021.
At the December 13, 2021 meeting, the Board met with senior management and representatives of Stubbs Alderton and Centerview in attendance, and authorized representatives of Centerview to inform representatives of Mizuho Securities USA LLC (“Mizuho”), Murata’s financial advisor, that Resonant would not be prepared to provide a response to Murata’s proposal by the requested deadline.
On December 15, 2021, the Board met with senior management and a representative of Stubbs Alderton, and management presented to the Board multi-year financial projections for Resonant. Historically, management prepares at the beginning of each fiscal year and periodically updates throughout a fiscal year, financial projections for that single fiscal year for use by management and the Board in evaluating Resonant’s near-term operations and cash requirements and its potential strategic alternatives. In preparation for a sale process, management prepared, for the first time, long-range financial projections for the fiscal years 2022 through 2026. Management prepared two alternatives, referred to herein as “Case One” and “Case Two,” which were approved by the Board for use in a sale process. Neither Murata nor any other bidder or prospective bidder was informed that one case was more likely to be achieved than the other case and both the Case One and Case Two projections were made available to potential bidders in the virtual data room. For more information about the financial projections and their use in the sale process, see the section titled “Item 4. The Solicitation or Recommendation — Certain Financial Projections.”
At the December 16, 2021 meeting, the Board met with senior management and representatives of Stubbs Alderton and Centerview. Representatives of Centerview provided the Board with an update on Centerview’s discussions with Murata’s financial advisor and other potential bidders. Additionally, the Centerview representatives made a financial presentation to the Board, which included a preliminary valuation analysis of Resonant to assist the Board in its consideration and evaluation of strategic alternatives.

On December 16, 2021, in response to a request that Company A sign a non-disclosure agreement with a standstill in advance of engaging in discussions about a potential acquisition of Resonant, Company A responded that its existing non-disclosure agreement with Resonant, entered into in 2017 for purposes of evaluating a potential commercial relationship and still in effect, was sufficient for the parties’ initial discussions, and that Company A would consider a non-disclosure agreement customary for an acquisition if it decided to continue to participate in a sale process.
Beginning on December 19, 2022, the sharing of publicly available information, as well as management’s base and upside cases, was facilitated through a virtual data room made available to Murata and its representatives, subject to the “click through” terms of access set forth on the landing page of the data room site.
On December 22, 2021, Resonant management, with representatives of Centerview in attendance, met with representatives of Company A to discuss Resonant’s technology. Following the meeting, Company A indicated its desire to conduct further due diligence and receive a product demonstration, which was scheduled for the first week of January 2022.
Also on December 22, 2021, representatives of Mizuho and Centerview discussed a financial model prepared by Resonant and reviewed the growth prospects of Resonant, Resonant’s revenue and cost drivers and a market analysis.
On December 27, 2021, Mr. Holmes met in person with a member of Company A’s management at a social function, during which they discussed Resonant’s technology and short-term and long-term market opportunity, as well as the timing of a sale process.
In late December 2021, Resonant management authorized Stubbs Alderton to prepare a draft merger agreement, structured as a tender offer followed by a merger pursuant to Section 251(h) of the DGCL, with respect to any proposed transaction.
On January 3, 2022, Company A and Resonant amended their existing non-disclosure agreement, which was entered into in 2017 for purposes of evaluating a potential commercial relationship and which remained in effect, to expand the scope of the agreement to cover a potential acquisition of Resonant and to include a 12-month standstill provision that terminates upon public announcement of a transaction such as the Merger.
On January 4, 2022, Mr. Holmes spoke by telephone with a member of Company B’s management, who informed Mr. Holmes that Company B remained interested in participating in a sale process.
Also on January 4, 2022, representatives of Centerview and Mizuho discussed Resonant’s process for exploring strategic alternatives, and Centerview informed Mizuho that it had spoken with several potential buyers on behalf of Resonant.
On January 5, 2022, representatives of Centerview held a discussion with representatives of Mizuho, who communicated Murata’s desire for a greater level of engagement and acceleration of the sale process. Representatives of Centerview indicated to representatives of Mizuho that a process letter was forthcoming that would establish a bid date in late January and that a draft merger agreement was to be made available in the virtual data room the week of January 10, 2022.
On January 6, 2022, Resonant retained Proskauer Rose LLP (“Proskauer”) as co-counsel with Stubbs Alderton in connection with the sale process.
On January 7, 2022, the Board met with senior management and representatives of Centerview, Stubbs Alderton and Proskauer to discuss the status of Centerview’s outreach to potential bidders, the due diligence process with active potential bidders, the management meetings scheduled for the following week with Company A and Company B, and the timing for submission of bids. Later that day, Centerview distributed to Murata, Company A and Company B, the three potential bidders who had signed non-disclosure agreements with Resonant, a process letter summarizing the bid process and submission deadlines, and requesting that acquisition proposals be submitted no later than January 25, 2022 and be accompanied by a mark-up of the draft merger agreement provided by Resonant in the virtual data room for this purpose.

On January 7, 2022, the Strategic Advisory Committee, with Mr. Holmes not present, met with senior management and representatives of Stubbs Alderton and Proskauer to discuss equity compensation matters and the treatment of unvested stock options and restricted stock units in the draft merger agreement, and after discussion approved providing for acceleration of unvested stock options and restricted stock units in the draft merger agreement. There were no further meetings of the Strategic Advisory Committee, with all subsequent meetings being meetings of the Board.
Following the Board and Strategic Advisory Committee meetings, representatives of Centerview held separate discussions with representatives of Mizuho, representatives of Company A and representatives of Company B to inform each party that a process letter would be distributed that evening.
In January 2022, management conducted meetings with Company A and Company B, parties that had requested meetings and were party to a non-disclosure agreement with Resonant. At these meetings, Resonant management reviewed Resonant operations, technology, markets, management team, engineering capabilities, financial performance and synergies specific to each company, provided product and technology demonstrations and answered questions. Resonant provided Company A and Company B with additional materials to address questions raised in the meetings.
Between December 17, 2021 and January 12, 2022, Resonant and Murata negotiated a non-disclosure agreement, which would be in addition to the parties’ existing confidentiality obligations entered into in connection with their commercial relationship. On January 12, 2022, Resonant and Murata signed a non-disclosure agreement, which contains a 12-month standstill provision that terminates upon public announcement of a transaction such as the Merger.
Following Murata’s execution of a non-disclosure agreement with standstill, and after receipt of applicable recipient user information, on January 12, 2022, Resonant provided Murata, its legal advisors at Gibson Dunn & Crutcher LLP (“Gibson”), Akin Gump Strauss Hauer & Feld, LLP (“Akin”) and Covington & Burling, LLC (“Covington”), and its financial advisors at Mizuho, access to additional information in the virtual data room regarding Resonant that was responsive to Murata’s due diligence request submitted with its original proposal to acquire Resonant in October 2021.
On January 11, 2022, Centerview provided Company C with publicly available information that was responsive to Company C’s preliminary due diligence requests, and explaining that Resonant was prepared to provide Company C with access to more extensive, confidential due diligence materials contained in the virtual data room following Company C’s execution of a non-disclosure agreement with standstill provisions.
On January 12, 2022, Resonant posted an initial draft of the merger agreement to the virtual data room for review and comment by potential bidders. The draft merger agreement contemplated, among other things: (i) an initial tender offer followed by a merger governed by Section 251(h) of the DGCL; (ii) a 2.5% termination fee for a superior proposal; (iii) a best efforts covenant from both parties to secure regulatory approval of the transaction with a “hell or high water” required divestiture provision; (iv) acceleration of all unvested stock options and restricted stock units; (v) a requirement of Purchaser to extend the tender offer period for up to 40 business days if necessary to satisfy the Minimum Condition; (vi) a “fiduciary-out” for the Board; and (vii) other customary terms for a merger transaction.
On January 14, 2022, the Board met with senior management and a representative of Stubbs Alderton to consider and approve Resonant’s 2022 annual operating plan and certain compensation matters, and to receive an update from Mr. Holmes on the sale process.
On January 18, 2022, Resonant and its representatives conducted business and legal due diligence calls with Murata and its representatives.
On January 20, 2022, Company C indicated its desire to receive additional due diligence materials from Resonant, and provided representatives of Centerview with a proposed form of non-disclosure agreement that Company C was willing to enter into with Resonant as a condition to receiving the supplemental materials. Representatives of Centerview responded to Company C on January 21, 2022, providing Company C with Resonant’s mark-up of Company C’s proposed non-disclosure agreement and an additional agreement containing standstill provisions. Company C did not respond until February 7, 2022, when Company C informed Centerview that it was prepared to enter into the non-disclosure agreement and supplemental standstill agreement on the terms last proposed by Resonant. Centerview and Resonant did not respond to Company C, as Resonant already had agreed to exclusivity with Murata by that date.
On January 21, 2022, the Board met with senior management and a representative of Stubbs Alderton to receive an update on the status of the due diligence investigations by Company A, Company B and Murata, and the likelihood of other potential bidders actively engaging in the sale process.
On January 22, 2022, Company D informed Centerview that it would not be in a position to decide on whether to engage in a due diligence review of Resonant or consider a possible bid for Resonant until after a meeting of its board of directors scheduled for the second week of February 2022.
On January 24, 2022, representatives of Centerview held a discussion with representatives of Company B who indicated that, while they were impressed with Resonant’s technology development, Company B was declining to submit an offer given their perspectives on applicability of the technology and time to market.
On January 25, 2022, representatives of Centerview held a discussion with representatives of Company A who indicated that, while the technology performed well during their technical evaluation, Company A was declining to submit an offer due to their existing internal solutions.
On January 25, 2022, representatives of Gibson, Akin and Covington met with representatives of Stubbs Alderton and Proskauer to discuss certain regulatory matters, including export controls, antitrust matters and whether a sale of Resonant to Murata would necessitate a filing with or approval by the Committee on Foreign Investment in the United States (“CFIUS”).
On January 25, 2022, Murata submitted a non-binding proposal to acquire Resonant for $4.20 per Share in cash, the same price per Share as its December 9, 2021 proposal. Murata indicated that it required two weeks to complete its due diligence review of Resonant. Murata’s proposal was accompanied by a mark-up of the merger agreement provided by Resonant in the virtual data room. The revised draft merger agreement contained certain material revisions compared to Resonant’s initial draft merger agreement, including, without limitation: (i) an outside date of four months to consummate the Offer and the Merger; (ii) a 4.0% termination fee; (iii) the removal of the “hell or high water” required divestiture provision; (iv) no acceleration of any unvested stock options or restricted stock units; (v) that all stock options and restricted stock units would be converted into the right to receive cash based on the Offer Price, which would be received subject to satisfaction of any existing vesting requirements; (vi) a requirement that Resonant reimburse up to $3.0 million of Murata’s expenses incurred in connection with the proposed transaction for failure of the Minimum Condition as well as in other specified cases; (vii) a requirement of Purchaser to extend the tender offer period for up to 20 business days if necessary to satisfy the Minimum Condition; (viii) more expansive representations and warranties about Resonant and its business; and (ix) changes to the non-solicitation provisions to provide Murata with increased information and procedural rights with respect to unsolicited acquisition proposals.
On January 27, 2022, in a discussion with Mr. Holmes, Mr. Niwa and Mr. Murata reiterated Murata’s interest in a potential acquisition of Resonant.
On the morning of January 28, 2022, the Board met with senior management and representatives of Centerview, Stubbs Alderton and Proskauer to discuss the status of the sale process and the proposal received from Murata. Of the five remaining participants in the sale process, only Murata had submitted a bid and a mark-up of the merger agreement by the requested deadline of January 25, 2022. Company A and Company B had declined to submit bids after due diligence and Company C and Company D were still evaluating the opportunity, but had not yet entered into a non-disclosure agreement with Resonant and thus had not been provided access to due diligence materials. The Centerview representatives also summarized the terms of Murata’s proposal, which was at a price of $4.20 per share, was not subject to any financing condition, required approximately two weeks of additional due diligence and contained minimal closing conditions. Unlike its prior bids, Murata’s revised bid did not request exclusivity. Representatives of Proskauer then summarized the material issues raised in the mark-up of the merger agreement provided by Murata, including Murata’s replacement of the “hell or high water” provision with language that increased Resonant’s risk of a terminated deal due to antitrust objections, changes that increased deal protections for Murata, including an increase in the termination fee to 4.0%, an expense reimbursement provision and an expansion in the representations and warranties to be provided by Resonant. Representatives of Stubbs Alderton and Proskauer also summarized discussions with Murata’s and Resonant’s respective regulatory counsel concerning regulatory risks. The Board also discussed the other material changes proposed by Murata, including that there would be no acceleration of vesting of stock options and restricted stock units and the requirement that Resonant reimburse up to $3.0 million of Murata’s expenses in the event the Minimum Condition was not satisfied. At the conclusion of this discussion, the Board directed Centerview to seek a higher price from Murata through further discussions and negotiations with Murata’s investment bankers, and directed Stubbs Alderton and Proskauer to negotiate for more favorable terms in the merger agreement, primarily those affecting deal certainty.
Later in the day on January 28, 2022, representatives of Stubbs Alderton and Proskauer met with representatives of Gibson, Akin and Covington to discuss antitrust and CFIUS regulatory issues that were raised in Murata’s mark-up of the merger agreement, including the rejection of the “hell or high water” divestiture provision. Following these discussions, representatives of Centerview provided representatives of Mizuho with a proposed framework for addressing regulatory risk in the merger agreement (the “Proposed Regulatory Framework”), including: (i) an extension of the outside date to consummate the Offer and the Merger by up to four months to satisfy antitrust, CFIUS or other regulatory conditions; (ii) a requirement of the parties to use reasonable best efforts to overcome regulatory restrictions, including a requirement that Murata agree to certain remedies to gain regulatory clearance other than remedies that would require divestitures or that would have a material adverse effect on Murata or Resonant; and (iii) Murata’s right to terminate the merger agreement by paying a reverse termination fee of 10% if a remedy imposed to obtain regulatory clearance involved divestitures or would result in a material adverse effect. In addition to the above, representatives of Centerview also provided representatives of Mizuho with feedback related to Centerview’s instruction from the Board to seek a higher price.
On the morning of January 29, 2022, the Board met with senior management and representatives of Centerview, Stubbs Alderton and Proskauer to receive an update from representatives of Centerview on its continuing discussions with Mizuho, and an update from representatives of Stubbs Alderton and Proskauer with respect to negotiation of the merger agreement, including, among other things, the Proposed Regulatory Framework.
Later in the day on January 29, 2022, representatives of Centerview held a discussion with representatives of Mizuho, who indicated that while Murata believed the parties could reach an acceptable solution on regulatory risks based on the Proposed Regulatory Framework, Murata believed it had put forth a strong proposal at $4.20 per share.
The Board again convened in the afternoon of January 29, 2022 with senior management and representatives of Centerview, Stubbs Alderton and Proskauer to receive an update on the discussions between the Centerview and Mizuho representatives, including Murata’s position on price. The Board directed the Centerview representatives to continue their efforts to seek a higher price from Murata.
During the evening of January 29, 2022, representatives of Centerview held an additional discussion with representatives of Mizuho, during which the Mizuho representatives continued to assert that Murata believed its offer of $4.20 per share was compelling. Following this discussion, the Centerview representatives informed Murata that the Board did not support a transaction at a price of $4.20 per share and asked the Mizuho representatives for Murata’s best and final price for the Board to consider at a meeting scheduled for the following day. The Mizuho representatives confirmed that Murata would be prepared to provide its best and final price the following evening.
On the morning of January 30, 2022, the Board met with senior management and representatives of Centerview, Stubbs Alderton and Proskauer to discuss the sale process, Murata’s offer of $4.20 per share and Resonant’s other strategic alternatives, including termination of the sale process and Resonant’s continuation as a stand-alone company. During this meeting, the Board discussed with senior management what had been learned during the sale process about the commercialization of Resonant’s technology and the viability of continuing as a stand-alone company, including the likelihood that potential collaboration partners like Company A and Company B, who both declined to bid after concluding their due diligence of Resonant, and Company C and Company D, who had not engaged in the sale process in a meaningful way, would desire to license Resonant’s filter designs in the near term should Resonant remain independent.

The Board also discussed the possibility of extending the sale process to give Company C and Company D more time to potentially conduct due diligence and submit a bid, and what potential impact an extension would have on Murata’s willingness to continue to pursue an acquisition of Resonant.
During the evening of January 30, 2022, representatives of Centerview held a discussion with representatives of Mizuho, during which the Mizuho representatives communicated what they stated was Murata’s last, best and final offer of $4.50 per share, which was conditioned on granting Murata a short period of exclusivity to complete due diligence and the negotiation of the merger agreement. This price represented a premium of approximately 249% to Resonant’s closing price and 198% to Resonant’s 20-day volume weighted average price as of January 28, 2022. The Mizuho representatives confirmed that Murata’s offer had been fully authorized by Murata’s senior management. The Mizuho representatives also indicated that, with respect to antitrust and other regulatory concerns, Murata was committed to a solution based on the Proposed Regulatory Framework, including a reverse termination fee in a reasonable and customary amount.
The Board then convened in the evening of January 30, 2022, with senior management and representatives of Centerview, Stubbs Alderton and Proskauer, to discuss Murata’s offer of $4.50 per share. Representatives of Stubbs Alderton and Proskauer provided an explanation of the Board’s fiduciary duties, which previously had been discussed with the Board, and representatives of Centerview confirmed that they had provided written confirmation that Centerview was free of conflicts in connection with the proposed sale transaction with Murata. The Board also continued its discussion with senior management about the prospects and risks of remaining a stand-alone company, considered the likelihood that Company C or Company D would submit a bid if the Board declined Murata’s request for exclusivity and extended the sale process, and discussed the risk that Murata would withdraw its best and final offer of $4.50 per share if the Board declined to enter into exclusivity. The Board also considered the high premium to Resonant’s current market price and 90-day volume weighted average price implied by the proposed price, the other terms and conditions of Murata’s offer, including the Proposed Regulatory Framework and overall regulatory risks, and the extensive outreach and solicitation of potentially interested parties conducted by Centerview and the fact that no party other than Murata had submitted a definitive bid to date. After considering these factors, the Board decided it was in the best interests of stockholders to grant exclusivity to Murata based on the updated $4.50 price per share proposal. The exclusivity agreement with Murata was entered into on February 2, 2022, and provided for a period of exclusivity through February 8, 2022, which would be automatically extended to February 15, 2022 so long as Murata was continuing to negotiate in good faith in furtherance of a transaction.
On February 1, 2022, representatives of Proskauer provided a revised draft of the merger agreement to representatives of Gibson, which contained certain material revisions compared to the draft merger agreement provided with Murata’s bid proposal, including, without limitation: (i) changes consistent with the Proposed Regulatory Framework, including payment by Murata of a reverse termination fee of 10% upon termination of the merger agreement due to regulatory constraints; (ii) a 3.25% termination fee; (iii) an increase in the period that Purchaser is required to extend the tender offer to satisfy the Minimum Condition back to 40 business days; and (iv) changes to Resonant’s representations and warranties.
Also on February 1, 2022, representatives of Stubbs Alderton sent representatives of Gibson a draft of the disclosure schedule to the draft merger agreement.
On February 4, 2022, Resonant and Murata entered into a clean team confidentiality agreement, to facilitate the exchange of information determined to be competitively sensitive and confidential, including certain proprietary strategic, financial, pricing and operational information. After entering into the clean team confidentiality agreement, Resonant provided Murata and its representatives with additional due diligence materials.
Also on February 4, 2022, representatives of Gibson, Proskauer and Stubbs Alderton negotiated certain terms of the draft merger agreement, including provisions regarding the termination fee payable by Resonant, the outside date, regulatory risk and mandatory extension of the Offer.
On February 5, 2022, Gibson provided a revised draft of the merger agreement to Stubbs Alderton and Proskauer. The revised draft merger agreement contained certain material revisions compared to the draft merger agreement last provided by Proskauer, including, without limitation: (i) a termination fee of 3.75%; (ii) a reverse termination fee of 3.0%; (iii) changes that would make the reverse termination fee payable only if the merger agreement was terminated due to the failure to obtain antitrust regulatory clearance and not due to CFIUS regulatory restrictions; (iv) a reduction in the period that Murata is required to extend the tender offer to satisfy the Minimum Condition back to 20 business days; and (v) elimination of any extension of the outside date to obtain antitrust clearance.
On February 6, 2022, representatives of Gibson, Stubbs Alderton and Proskauer met to discuss several of the unresolved material terms in the revised draft of the merger agreement.
On February 7, 2022, the Board met with senior management and representatives of Centerview, Stubbs Alderton and Proskauer to discuss the status of Murata’s due diligence investigation of Resonant, the revised draft of the merger agreement received on February 5, 2022 and the discussions among counsel held on February 6, 2022. Given the known lack of any competitive business overlap between Murata and Resonant, the antitrust risk was viewed by the Board to be low; however, the Board discussed Resonant’s current cash position, its expected use of cash to fund operations during the pendency of any merger agreement, and the expected difficulty of raising cash to fund operations following termination of an announced sale transaction. Based on its consideration of these risks, the Board directed counsel to continue to negotiate for a higher reverse termination fee that could be used to fund operations in the event Murata terminated the merger agreement due to antitrust restrictions. Additionally, the Board directed counsel to continue to pursue a lower company termination fee and an extension of the outside date by an additional two months to pursue antitrust clearance.
On February 8, 2022, representatives of Gibson, Proskauer and Stubbs Alderton again met to discuss several of the unresolved material terms in the revised draft of the merger agreement. Representatives of Proskauer and Stubbs Alderton proposed a termination fee of 3.5%, a reverse termination fee of $15,000,000 (approximately 4.7%), an agreement to extend the offer period by 30 business days if necessary to satisfy the Minimum Condition, and an extension of the outside date by an additional two months if necessary to pursue antitrust clearance, among other changes to the parties’ respective representations and warranties and covenants.
Also on February 8, 2022, representatives of Proskauer and Stubbs Alderton sent representatives of Gibson a revised draft of the disclosure schedules.
On February 9, 2022, representatives of Proskauer provided a revised draft of the merger agreement to Gibson, reflecting the proposed terms discussed on February 8, 2022.
On February 10, 2022, representatives of Gibson, Stubbs Alderton and Proskauer met to discuss the remaining unresolved material terms in the revised draft of the merger agreement.
On February 11, 2022, Gibson provided a revised draft of the merger agreement to Stubbs Alderton and Proskauer, accepting a termination fee of 3.5%, a reverse termination fee of $15,000,000, a 30 business day extension of the offer period to satisfy the Minimum Condition and a two month extension of the outside date to obtain antitrust clearance, and proposing certain other changes to the parties’ respective representations and warranties and covenants.
On February 11, 2022, the Board met with senior management and representatives Centerview, Stubbs Alderton and Proskauer. Centerview informed the Board that on February 8, 2022, Company C had informed Centerview of its willingness to enter into a confidentiality agreement and standstill with Resonant, and that consistent with conversations between Centerview, Stubbs Alderton and Proskauer, Centerview had not responded to Company C as Resonant was under exclusivity with Murata. Representatives of Proskauer then provided a summary of the material terms of the merger agreement, and an update on the draft merger agreement received from Gibson earlier that day, which accepted Resonant’s proposals on the amount of the termination fee and reverse termination fee and extensions of the offer period and outside date. The Board discussed the remaining unresolved terms of the merger agreement, which the Proskauer and Stubbs Alderton representatives believed would be resolved within the next few days. The Stubbs Alderton representative also presented a further update on the Board’s fiduciary duties.

From February 11, 2022 through February 13, 2022, the respective advisors to Murata and Resonant continued to negotiate and exchange drafts of the merger agreement, and after this period of negotiation, Murata and Resonant resolved the remaining differences on all terms. On February 13, 2022, Gibson provided a revised draft of the merger agreement to Stubbs Alderton and Proskauer.
During the period from February 7, 2022 through February 13, 2022, representatives of the parties and their legal advisors continued to work on the disclosure schedule to the merger agreement and discussed by telephone and video conference Murata’s remaining due diligence inquiries. Representatives of Gibson and representatives of Stubbs Alderton exchanged multiple drafts of the disclosure schedule. Murata’s due diligence inquiries were resolved to the parties’ satisfaction on February 13, 2022, and the disclosure schedule was finalized that day.
At 12:00 p.m. Pacific Standard Time on February 14, 2022, the Board met with representatives from Resonant senior management, Stubbs Alderton, Proskauer and Centerview. At this meeting, representatives of Stubbs Alderton and Proskauer reviewed with the Board the material terms and conditions of the proposed merger agreement, and reviewed the Board’s fiduciary duties in connection with a change of control transaction. Representatives of Proskauer answered questions from Board members regarding the terms of the proposed merger agreement, including what might constitute a “material adverse effect” with respect to Resonant, and Resonant’s ability to continue the development of its technology prior to consummation of the Offer and the Merger. Also at this meeting, representatives of Centerview reviewed with the Board Centerview’s financial analysis of the Offer Price, and rendered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For more information about Centerview’s opinion, see below under the caption “Item 4. The Solicitation or Recommendation — Opinion of Resonant’s Financial Advisor.” The Board continued to discuss the potential transaction with Murata and the reasons that the Board believed that it was in the best interests of Resonant and its stockholders to enter into the merger agreement with Murata and consummate the Offer and Merger upon the terms and subject to the conditions set forth in the merger agreement. For more information concerning the recommendation of the Board, see the section titled “Item 4. The Solicitation or Recommendation — Reasons for Recommendation.” Following this discussion, the Board unanimously (i) determined that the transactions contemplated by the merger agreement, including the Offer and the Merger, are fair to, and in the best interests of, Resonant and its stockholders; (ii) approved, adopted and declared advisable the merger agreement and the transactions contemplated thereby, including the Offer and the Merger; (iii) resolved that the Merger shall be effected as soon as practicable following the completion of the Offer without a vote of Resonant’s stockholders pursuant to Section 251(h) of the DGCL; and (iv) subject to the terms of the merger agreement, resolved and agreed to recommend that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.
Immediately following the Board meeting, the compensation committee of the Board convened to discuss, among other things, the treatment of equity awards under the merger agreement (the “Compensatory Arrangements”). After review and consideration, the compensation committee of the Board approved the Compensatory Arrangements and approved the same under the SEC’s Rule 14d-10 “safe harbor” under the all-holders, best-price rule.
At approximately 1:30 p.m. Pacific Standard Time on February 14, 2022, Murata, Purchaser and Resonant executed the merger agreement, and later that same day, both Murata and Resonant issued a joint press release announcing the proposed transaction. At the time of the execution of the merger agreement, Murata and Resonant had not discussed the terms of any post-closing employment or equity participation for Resonant management, nor had any members of Resonant management had any such discussions with Murata.
Reasons for Recommendation
On February 14, 2022, the Board unanimously: (i) determined that the Merger Agreement and the Transactions are fair to and in the best interests of the Company and holders of the Company’s Shares;

(ii) approved, adopted and declared advisable the Merger Agreement and the Transactions; (iii) recommended that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, if required by the DGCL, vote in favor of the adoption and approval of the Merger Agreement; and (iv) resolved that the Merger Agreement and the Merger shall be governed by Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the consummation of the Offer.
In evaluating the Merger Agreement and the Transactions, the Board consulted with Resonant’s management and legal and financial advisors and, in reaching its unanimous determination to approve the Merger Agreement and recommend the Transactions to Resonant’s stockholders, the Board relied upon and considered numerous factors, including the following, each of which is supportive of its determination and recommendation:
•
the Board’s knowledge of Resonant’s business, assets, financial condition, results of operations and prospects (and the risks of achieving those prospects);

•
Resonant’s historical and current financial performance and results of operations, Resonant’s prospects and long-term strategy, its competitive position in the industry in which it operates and general economic and stock market conditions;

•
that the Offer Price will be paid in cash, providing certainty, immediate value and liquidity to Resonant’s stockholders;

•
the historical market prices, trading volume, volatility and other trading information with respect to the Shares, including that the $4.50 per Share Offer Price to be paid for each Share represents approximately a 263% premium to the closing price of $1.24 per Share on February 11, 2022, the last full trading day before the Transactions were approved by the Board of Directors of Resonant, a 227% premium to the 20 trading day volume weighted average stock price, and a 157% premium to the 60 trading day volume weighted average stock price;

•
the Board’s belief, after a review of potential strategic alternatives and discussions with Resonant’s management and advisors, that the $4.50 per Share Offer Price is more favorable to the stockholders of Resonant than the potential value that might have resulted from other strategic opportunities potentially available to Resonant, including remaining as a standalone company or pursuing a business combination transaction with another party;

•
the Board’s belief that as a result of arm’s-length negotiations with Murata, Resonant and its representatives had negotiated the highest price per Share that Murata was willing to pay for Resonant and that the terms of the Merger Agreement include the most favorable terms to Resonant in the aggregate to which Murata was willing to agree;

•
the Board’s belief that the Offer and the second-step Merger likely would be completed based on, among other things, the limited number of closing conditions to the Offer and the Merger, including the absence of a financing condition or any condition requiring third-party consents, and that the transaction was unlikely to raise objections from regulators;

•
Murata’s ability to close the second-step Merger without a vote of stockholders pursuant to Section 251(h) of the DGCL;

•
the Board’s belief that the business reputation of Murata and its management, and the substantial financial resources of MMC and Murata and, by extension, Purchaser, supported the conclusion that a transaction with Murata and Purchaser could be completed relatively quickly and in an orderly manner;

•
the Board’s assessment of Resonant’s prospects for substantially increasing stockholder value as a standalone company above $4.50 per Share, including its consideration of the following factors:

•
that Resonant’s XBAR® filters have not been produced in commercial quantities, and remain unproven in the market;

•
that significant challenges remain in the development of Resonant’s XBAR® technology, which could affect the timing of its commercial deployment;

•
the risk of delay in the deployment of 5G, which could delay the market’s need for Resonant’s XBAR® filters that target the high bandwidth and high frequency requirements of 5G;

•
Resonant’s need to collaborate with larger companies with established customers to commercialize its filter technologies;

•
the existence of competing products and technology offered by competing firms that have existing customer relationships and are substantially larger and better capitalized than Resonant;

•
the risk of delay or interruption in anticipated revenue growth and/or margin from new customers, which could be impacted by multiple factors, such as market timing, technical problems, qualification delays and other factors not directly controlled by Resonant;

•
the risk of delay in new product revenue growth and/or margin due to un-foreseen technical challenges with Resonant’s technology;

•
the introduction of superior technology by competing firms, many of which are substantially larger and better capitalized than Resonant; and

•
the Company’s ongoing need to raise cash to fund operations, which would require issuing additional equity that may be dilutive to existing stockholders;

•
the Board’s belief that Resonant had engaged in a reasonable process to obtain the best available value for stockholders, including by creating an opportunity before execution of the Merger Agreement during the sale process for other potentially interested parties to negotiate a transaction with Resonant;

•
the fact that the Offer is structured as an all-cash Offer, which can be completed, and cash consideration can be delivered to Resonant’s stockholders, on a prompt basis assuming satisfaction of the minimum tender conditions provided for in the Merger Agreement, reducing the period of uncertainty during the pendency of the transactions on stockholders, employees and customers, with a second-step Merger in which stockholders who do not tender their Shares in the Offer will receive the same cash price as paid for the Shares in the Offer;

•
the fact that if certain of the conditions to the Offer are not yet satisfied or waived as of any then-scheduled expiration date of the Offer, the Merger Agreement provides that Purchaser will be required to extend the Offer for successive extension periods of up to 10 business days but not beyond June 14, 2022;

•
the opinion of Centerview Partners LLC (“Centerview”) rendered to the Board on February 14, 2022, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “Opinion of Resonant’s Financial Advisor”;

•
the terms and conditions of the Merger Agreement, including the following factors:

•
the limited nature of the conditions to Murata’s and Purchaser’s obligations to consummate the Offer and the other Transactions and the risk of non-satisfaction of such conditions;

•
the nature of the representations, warranties and covenants of the parties, which are customary for a transaction of this type;

•
the ability for any party to approach Resonant if such party is potentially interested in making an unsolicited acquisition proposal, including after the execution of the Merger Agreement, subject to the terms and conditions of the Merger Agreement;

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the ability of the Board under the Merger Agreement to withdraw or modify its recommendation that Resonant’s stockholders accept the Offer and tender their Shares in response to certain unknown intervening events, after giving Murata advance notice and a right to meet and negotiate changes to the Merger Agreement so that the change in recommendation is no longer necessary;

•
the ability of the Board under the Merger Agreement to withdraw or modify its recommendation that the Company’s stockholders accept the Offer and tender their Shares in connection with an alternative offer that the Board concludes in good faith (after consultation with outside legal counsel and its financial advisor) constitutes a superior proposal, and the Company’s right to terminate the Merger Agreement in order to accept a superior proposal and enter into a definitive agreement with respect to such superior proposal, in both cases after giving Murata and Purchaser five business days’ notice and providing a “matching right” prior to withdrawing or modifying its recommendation and subject to payment of a termination fee;

•
the conclusion of the Board that the termination fee of $11,200,000 (approximately 3.5% of the equity value of the transaction), which is payable by Resonant in certain circumstances described in the Merger Agreement, is reasonable in light of the benefit of the Offer and the other transactions;

•
the conclusion of the Board that the termination fee of $15,000,000 (approximately 4.7% of the equity value of the transaction), which is payable in certain circumstances by Parent if the Merger Agreement is terminated and the applicable waiting period with respect to the Transactions under the HSR Act shall not have expired or been terminated, is reasonable;

•
the fact that the Merger will be governed by Section 251(h) of the DGCL, which permits Purchaser to close the second-step Merger without the need for, and the delays occasioned by, a vote of stockholders if there a number of Shares tendered in the Offer that, when added to any Shares already owned by Parent or its controlled subsidiaries, equal a majority of the outstanding Shares;

•
the fact that the outside date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Transactions; and

•
the availability of statutory appraisal rights to Resonant’s stockholders who do not tender their Shares in the Offer and comply with applicable statutory procedures under the DGCL.

The Board also considered a variety of risks and other potentially negative factors of the Merger Agreement and the Transactions, including the following:
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that Resonant will no longer exist as an independent company and that Resonant’s stockholders will not participate in any future growth of Resonant as an independent company or in any synergies with MMC or Murata resulting from the Transactions, including any potential future benefit from the continued development and commercialization of Resonant’s technology;

•
the effect of the announcement and pendency of the Merger Agreement and the Offer on Resonant’s operations, employees and commercial partners, including Resonant’s ability to retain employees;

•
that, if the Offer and the other transactions are not consummated in a timely manner or at all:

•
the trading price of Shares would be adversely affected;

•
Resonant will have incurred significant transaction and opportunity costs attempting to consummate the Transactions;

•
Resonant will have depleted its cash balances, and may be unable to raise capital for an unknown period;

•
Resonant may have lost potential business partners and employees after announcement of the Offer;

•
Resonant’s business may be subject to significant disruption; and

•
Resonant’s directors, officers and other employees will have expended considerable time and effort to consummate the transactions;

•
the Board’s decision to enter into exclusive negotiations with Murata could have prevented it from having discussions with third parties during the exclusivity period;

•
the restrictions in the Merger Agreement that prohibit Resonant from soliciting or initiating discussions with third parties regarding a competing offer for the Company, and place certain constraints on Resonant’s ability to respond to such proposals, subject to the fulfillment of certain fiduciary duties of the Board;

•
the termination fee payable to Murata upon the occurrence of certain events may deter other potential acquirors from making a competing offer for Resonant that might be more advantageous to Resonant’s stockholders, and the impact of the termination fee on Resonant’s ability to engage in certain other transactions for 12 months from the date on which the Merger Agreement is terminated in certain circumstances;

•
that the gain realized by Resonant’ stockholders as a result of the Offer and the second-step Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

•
the restrictions in the Merger Agreement on the conduct of Resonant’s business prior to the consummation of the Merger, which may delay or prevent Resonant from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger; and

•
the restrictions in the Merger Agreement on Resonant’s ability to issue equity or incur debt prior to the consummation of the Merger, which will prevent Resonant from raising capital to supplement its declining cash balances.

The Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.
The foregoing discussion of the Board’s reasons for its recommendation that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the DGCL, vote in favor of the adoption and approval of the Merger Agreement is not meant to be exhaustive, but addresses the material information and factors considered by the Board in consideration of its recommendation. In view of the wide variety of factors considered by the Board in connection with the evaluation of the Offer and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information reviewed, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of the Board were aware of the interests of executive officers and directors of Resonant as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 above.
Intent to Tender
To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons or entity immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the approval of the Merger and the approval and adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
Certain Financial Projections
The Company does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance or results of operations given the inherent unpredictability of underlying assumptions and projections. Additionally, management historically prepares at the beginning of and periodically updates throughout a fiscal year, financial projections for that fiscal year for use by management and the Board in evaluating the Company’s near-term operations and cash requirements and its potential strategic alternatives. In the Company’s fourth fiscal quarter of 2021, management prepared long-range financial projections for the fiscal years 2022 through 2026 in connection with potential outreach to prospective bidders (referred to herein, as the “Projections”). The Projections included two alternatives, referred to herein as case one (the “Case One Projections”) and case two (the “Case Two Projections”). A summary of the Case One Projections and Case Two Projections prepared in connection with the evaluation of the Transactions and the Offer Price was provided to or reviewed with the Board and made available to prospective bidders, including Murata, that had signed non-disclosure agreements with the Company. A summary of the Case One Projections and Case Two Projections also was provided to or reviewed with Centerview for use in connection with its financial analyses and opinion described under “Item 4. The Solicitation or Recommendation — Opinion of Resonant’s Financial Advisor.”
The summary of the Projections set forth below is included solely to give the Company’s stockholders access to the principal financial projections that were developed by the Company’s management, and which were considered by the Board, and is not included in this Schedule 14D-9 in order to influence any stockholder of the Company to decide to tender Shares or for any other purpose, including whether or not to seek appraisal rights with respect to Shares.
The Projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles (“GAAP”). The Projections included non-GAAP financial measures under SEC rules, including the Company’s adjusted earnings before interest expense, interest income, income taxes, depreciation and amortization (“Adjusted EBITDA”) and (as described below) free cash flow. This information should not be considered in isolation or in lieu of the Company’s operating and other financial information determined in accordance with GAAP. In addition, because non-GAAP financial measures are not determined consistently by all entities, the non-GAAP measures presented in the Projections may not be comparable to similarly titled measures of other companies. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.
The Projections reflect management’s subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the Projections constitute forward-looking information and are subject to risks and uncertainties that could cause the actual results to differ materially from projected results, including, but not limited to: the Company’s identification of feasible new product initiatives, management of R&D efforts and the resulting successful development of new technologies; the acceptance by customers of the Company’s technology; the Company’s reliance on key suppliers; rapid technological change in the industries in which the Company operates; and competitive factors, including pricing pressures and the introduction by others of new technology with similar or better functionality than the Company’s technologies; and the other factors described in “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020. The financial projections cannot, therefore, be considered a guaranty of future operating results, and the projections should not be relied upon as such.
The inclusion of the selected financial projections should not be regarded as an indication that the Company or its advisors or other representatives then considered, or now considers, such selected financial projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. None of the Company, Murata, Purchaser, or any of their respective affiliates or representatives intends to, and each of them disclaims any obligation to, update, revise or correct the projections.
The selected financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. The Projections may differ from publicized analyst estimates and forecasts and, in each instance, they do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Offer and the Merger. Further, the selected financial projections do not take into account the effect of any failure of the Offer to be consummated and should not be viewed as accurate or continuing in that context. Stockholders are cautioned not to place undue, if any, reliance on the selected financial projections included in this Schedule 14D-9.
Each of the Projections, although presented with numerical specificity, necessarily reflects numerous variables, estimates and assumptions that are inherently uncertain. Because the Projections cover multiple years, by their nature they will become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on the Company’s business and its results of operations.
Projections
The Projections summarized below reflect two alternatives: the Case One Projections and the Case Two Projections. In preparing the Case One Projections, management made certain assumptions that it believed to be reasonable at the time they were made about the size of the next-generation wireless market, the use of high-performance filters in next-generation wireless, the price of filters for next-generation wireless applications, royalty rates and market share for the Company’s filters, increases in expenses to support increased R&D and commercialization activities and other relevant factors related to the Company’s long-range operating plan. The foregoing is a summary of certain key assumptions made in either or both of the Projections and does not purport to be a comprehensive overview of all assumptions reflected in each of the Projections.
The Case One Projections assume that Murata remains the Company’s only significant technology development and licensing partner during the projections period. The Case Two Projections assume that in addition to Murata, the Company adds multiple significant technology development and licensing partners during the projections period. In addition, the Case Two Projections reflect the following differences to the Case One Projections:
•
An increase in market share for the Company’s filter designs; and

•
An increase from 7% to 10% in the assumed royalty rate for the license of the Company’s filter designs.

The Board reviewed the differences in the Case One Projections and Case Two Projections with management and Resonant’s financial advisor, and authorized both cases to be provided to Resonant’s financial advisors and made available to prospective bidders, including Murata, that had signed non-disclosure agreements with the Company. Neither Murata nor any other bidder or prospective bidder was informed that one case was more likely to be achieved than the other case.
The tables below present consolidated selected financial information for the years ending 2022 through 2026 that was included in the Case One Projections.
Case One Projections
	For Fiscal Year Ending December 31,
($ in millions)	2022E	2023E	2024E	2025E	2026E
Revenue	7.8	14.6	24.0	35.1	48.7
Operating income	(34.1)	(29.0)	(21.2)	(11.6)	0.7
Adjusted EBITDA(1)	(27.7)	(22.3)	(14.2)	(4.5)	8.1
Capital expenditures and other	0.7	0.7	0.7	0.7	0.7

(1)
Adjusted EBITDA is net income adjusted for depreciation, amortization, net interest income, income tax expense and non-cash equity compensation expense.

The tables below present consolidated selected financial information for the years ending 2022 through 2026 that was included in the Case Two Projections.
Case Two Projections
	For Fiscal Year Ending December 31,
($ in millions)	2022E	2023E	2024E	2025E	2026E
Revenue	7.8	18.2	35.7	60.2	96.6
Operating income	(34.1)	(26.3)	(11.3)	10.5	45.3
Adjusted EBITDA(1)	(27.7)	(19.5)	(4.1)	18.1	53.2
Capital expenditures and other	0.7	0.7	0.7	0.7	0.7

(1)
Adjusted EBITDA is net income adjusted for depreciation, amortization, net interest income, income tax expense and non-cash equity compensation expense.

In addition, with the assistance of Centerview, the Company’s management, based on the Case One Projections and the Case Two Projections and other projected financial information, added to the Case One Projections and the Case Two Projections estimates of unlevered free cash flows for the fiscal years ending December 31, 2022 through December 31, 2026. The following is a summary of these unlevered free cash flows.
Case One Projections:    The estimated unlevered free cash flows for the years 2022 through 2026 were, respectively (in millions): ($34.1), ($29.0), ($21.2), ($11.6) and $0.6.
Case Two Projections:    The estimated unlevered free cash flows for the years 2022 through 2026 were, respectively (in millions): ($34.1), ($26.3), ($11.3), $8.3 and $35.8.
None of the Company or its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of Resonant compared to the information contained in any of the Projections or that projected results will be achieved consistent with any of the Projections or at all. The Company has made no representation to Murata or the Purchaser, in the Merger Agreement or otherwise, concerning any of the Projections.
In light of the foregoing factors and the uncertainties inherent in each the Projections, stockholders are cautioned not to place undue, if any, reliance on the Projections.
Opinion of Resonant’s Financial Advisor
On February 14, 2022, Centerview rendered to the Board its oral opinion, subsequently confirmed in a written opinion dated such date, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than (i) Dissenting Company Shares (as defined in the Merger Agreement), (ii) Shares held in the treasury of the Company and each Share owned by Purchaser, Murata or any direct or indirect subsidiary of Murata or of the Company immediately prior to the Effective Time (as defined in the Merger Agreement) (the shares referred to in clauses (i), and (ii), together with any Shares held by an affiliate of the Company or Murata, are collectively referred to as “Excluded Shares” throughout this section)) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.
The full text of Centerview’s written opinion, dated February 14, 2022, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex I. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or any stockholder of the Company or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transactions or any other matter.
The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.
In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:
•
a draft of the Merger Agreement dated February 14, 2022, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•
Annual Reports on Form 10-K of the Company for the years ended December 31, 2020, December 31, 2019 and December 31, 2018;

•
certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•
certain publicly available research analyst reports for the Company;

•
certain other communications from the Company to its stockholders; and

•
certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including the Case One Projections and Case Two Projections (as described and defined under “Certain Financial Projections” in Item 3 above) financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.
Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.
Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or any stockholder of the Company or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Summary of Centerview Financial Analysis
The following is a summary of the material financial analyses prepared and reviewed with the Board in connection with Centerview’s opinion, dated February 14, 2022. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transactions. None of the Company, Murata, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 11, 2022 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.
Selected Public Company Analysis
Centerview reviewed certain financial information of the Company and compared it to corresponding financial information of certain publicly traded companies that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company (collectively referred to as the “selected companies”). Although none of the selected companies is directly comparable to the Company, the companies listed below were chosen by Centerview because, among other reasons, they are publicly traded companies with certain operational, business or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of the Company.
However, because none of the selected companies is exactly the same as the Company, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business or financial characteristics of the Company and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.
Using publicly available information obtained from public filings and other public data sources as of February 11, 2022, Centerview calculated, for each selected company, such company’s enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities) plus the face value of debt and certain liabilities less cash and cash equivalents), as a multiple of Wall Street research analyst consensus estimated revenue for calendar year 2023 (“2023 EV/Revenue Trading Multiple”)
The 2023 EV/Revenue Trading Multiples calculated for the selected companies are summarized below:
2023 EV/Revenue Multiple
Alphawave IP Group PLC	6.3x
Arteris, Inc.	10.8x
CEVA, Inc.	5.0x
M31 Technology Corp.	8.5x
Average	7.6x
Median	7.4x
Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of 2023/EV Revenue Trading Multiples of 5.0x to 8.5x. In selecting this reference range of multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of the Company and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. These reference ranges were applied to separate Case One Projections and Case Two Projections, estimated calendar year 2023 net revenues of the Company.
Applying the above range of 2023 EV/Revenue Trading Multiples to the Case One Projections estimated calendar year 2023 net revenue of $14.6 million for the Company as set forth in the Internal Data, and adding to it the Company’s estimated net cash as of December 31, 2021, provided by the Company management as set forth in the Internal Data, and dividing the result of the foregoing calculations by the number of fully diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options and restricted stock units, based on information provided by the Company management) as of February 11, 2022 as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $1.32 to $2.04, rounded to the nearest $0.01. Centerview then compared this range to the Offer Price of $4.50 per share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.
Applying the above range of 2023 EV/Revenue Trading Multiples to the Case Two Projections estimated calendar year 2023 net revenue of $18.2 million for the Company as set forth in the Internal Data, and adding to it the Company’s estimated net cash as of December 31, 2021, provided by the Company management as set forth in the Internal Data, and dividing the result of the foregoing calculations by the number of fully diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options and restricted stock units, based on information provided by the Company management) as of February 11, 2022 as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $1.58 to $2.47, rounded to the nearest $0.01. Centerview then compared this range to the Offer Price of $4.50 per share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.
Discounted Cash Flow Analysis
Centerview performed a discounted cash flow analysis of the Company based on the Forecasts. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. ”Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.
In performing this analysis, Centerview derived a range of Case One Projections implied equity values for the Company by (a) discounting to present value as of December 31, 2021 (using discount rates ranging from 14.50% to 16.00%, reflecting Centerview’s analysis of the Company’s weighted average cost of capital): (1) the forecasted unlevered free cash flows of the Company based on the Case One Projections over the period beginning December 31, 2022 and ending December 31, 2031 and (2) a range of implied terminal values of the Company at the end of the forecast period shown in the Case One Projections, estimated by Centerview applying perpetuity growth rates to the Company’s unlevered free cash flows for the terminal year ranging from 2.0% to 3.0%, and (3) tax savings from usage of the Company’s federal net operating losses as of December 31, 2021 and the Company’s estimated future losses as provided by Company management and (b) adding to the foregoing results the Company’s estimated net cash of $21.2 million as of December 31, 2021, as set forth in the Internal Data. Centerview divided the result of the foregoing calculations by the Company’s fully diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options and restricted stock units, based on information provided by the Company management) as of February 11, 2022 as set forth in the Internal Data, resulting in a Case One Projections implied per share equity value range for the Shares of approximately $0.79 and $1.19. Centerview compared such range to the Offer Price of $4.50 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.
In performing this analysis, Centerview also derived a range of Case Two Projections implied equity values for the Company by (a) discounting to present value as of December 31, 2021 (using discount rates ranging from 14.50% to 16.00%, reflecting Centerview’s analysis of the Company’s weighted average cost of capital): (1) the forecasted unlevered free cash flows of the Company based on the Case Two Projections over the period beginning December 31, 2022 and ending December 31, 2031 and (2) a range of implied terminal values of the Company at the end of the forecast period shown in the Case Two Projections, estimated by Centerview applying perpetuity growth rates to the Company’s unlevered free cash flows for the terminal year ranging from 2.0% to 3.0%, and (3) tax savings from usage of the Company’s federal net operating losses as of December 31, 2021 and the Company’s estimated future losses as provided by Company management and (b) adding to the foregoing results the Company’s estimated net cash of $21.2 million as of December 31, 2021, as set forth in the Internal Data. Centerview divided the result of the foregoing calculations by the Company’s fully diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options and restricted stock units, based on information provided by the Company management) as of February 11, 2022 as set forth in the Internal Data, resulting in an Case Two Projections implied per share equity value range for the Shares of approximately $3.81 and $4.82. Centerview compared such range to the Offer Price of $4.50 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.
Other Factors
Centerview noted for the Board certain additional factors solely for informational purposes, including, among other things, the following:
•
Historical Stock Price Trading.   Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended February 11, 2022 (the last trading day before the public announcement of the Transactions), which reflected low and high stock closing prices for Shares during such period of approximately $1.24 to $7.24 per share.

•
Analyst Price Target Analysis.   Centerview reviewed stock price targets for Shares in Wall Street research analyst reports publicly available as of February 11, 2022, which indicated low and high stock price targets for the Company ranging from $5.00 to $6.25 per share.

•
Premiums Paid Analysis.   Centerview performed an analysis of premiums paid for all cash transactions over the last ten years for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a reference range of 31.6% to 78.4% to the Company’s closing stock price on February 11, 2022 (the last trading day before the public announcement of the Transactions) of $1.24, which resulted in an implied price range of approximately $1.63 and $2.21 per share.

General
The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.
Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Board of Directors or management of the Company with respect to the Offer Price or as to whether the Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between the Company and Murata and was approved by the Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however recommend any specific amount of consideration to the Company or the Board of Directors or that any specific amount of consideration constituted the only appropriate consideration for the transaction.
Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for Centerview’s current engagement, Centerview had not been engaged to provide financial advisory or other services to the Company, and Centerview had not received any compensation from the Company during such period. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Murata, and Centerview did not receive any compensation from Murata during such period. Centerview may provide financial advisory and other services to or with respect to the Company or Murata or their respective affiliates in the future, for which Centerview receives compensation. Certain (i) of Centerview and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Murata, or any of their respective affiliates, or any other party that may be involved in the Transactions.
The Board selected Centerview as its financial advisor in connection with the Transactions based on several factors, including Centerview’s experience in mergers and acquisitions, its available personnel and resources and the firm’s knowledge of the RF filter industry. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.
In connection with Centerview’s services as the financial advisor to the Board, the Company has agreed to pay Centerview an aggregate fee of approximately $9.6 million which is contingent on the closing of the Merger, $1 million of which was payable upon the rendering of Centerview’s opinion. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.
For a description of the terms of Centerview’s engagement as Resonant’s financial advisor, see the discussion under “Item 5. Persons/Assets Retained, Employed, Compensated or Used”.
Item 5.    Persons/Assets Retained, Employed, Compensated or Used
Resonant selected Centerview as its lead financial advisor in connection with the Offer and the Merger based on Centerview’s qualifications, experience and reputation in mergers and acquisitions. Resonant has agreed to pay Centerview an aggregate fee, currently estimated to be approximately $9.6 million, for its services as financial advisor to Resonant in connection with the transaction, of which a portion became payable upon delivery of Centerview’s opinion (or would have become payable if Centerview had advised the Board that it was prepared to render its Opinion) and approximately $8.6 million of which is contingent upon consummation of the Offer. Resonant has also agreed to pay to Centerview a portion of any “break-up”, “termination”, expense reimbursement or other fee or payment received by Resonant if the Transactions are terminated or abandoned. Centerview will also be reimbursed for its expenses, including reasonable fees of outside counsel, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Centerview and its affiliates, and their respective members, directors, officers, employees and controlling persons, and each of their respective successors and assigns against liabilities arising in connection with Centerview’s engagement.
Resonant has also engaged Stifel, Nicolaus & Company, Incorporated (“Stifel”) as the Company’s co-financial advisor for the purpose of advising and assisting Resonant in connection with the Offer and Merger based on Stifel’s qualifications, experience and reputation in mergers and acquisitions and its detailed knowledge about Resonant, its business and capital raising prospects that the Board determined would be beneficial in evaluating strategic alternatives. Resonant has agreed to pay Stifel an aggregate fee, currently estimated to be approximately $242,000, for its services as co-financial advisor to Resonant in connection with the transaction contingent upon consummation of the Offer. Stifel will also be reimbursed for its expenses, including reasonable fees of outside counsel, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Stifel and its affiliates, and their respective officers, directors, employees, agents and controlling persons, against liabilities arising in connection with Stifel’s engagement.
Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.    Interest in Securities of the Subject Company
Other than as set forth below, no transactions with respect to Shares of the Company have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.
Identity of Person	Date of Transaction	Number of Shares	Price Per Share ($)	Nature of Transaction
Ruben Caballero	12/31/2021	32,154	—	Company RSU vest
Clint Brown	01/01/2022	6,250	—	Company RSU vest
Ruben Caballero	01/03/2022	54,054	—	Grant of RSU
George B. Holmes	01/14/2022	188,053	—	Grant of RSU
Martin S. McDermut	01/14/2022	61,272	—	Grant of RSU
Dylan Kelly	01/14/2022	53,097	—	Grant of RSU
Neal Fenzi	01/14/2022	50,036	—	Grant of RSU
Clint Brown	01/14/2022	19,274	—	Grant of RSU
Lisa G. Wolf	01/14/2022	53,244	—	Grant of RSU
Item 7.   Purposes of the Transaction and Plans or Proposals
Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to:
•
a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person;

•
any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•
any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or

•
any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.
The Company has agreed that from the date of the Merger Agreement to the earlier of the initial acceptance for payment by Purchaser of Shares pursuant to the Offer and the date, if any, on which the Merger Agreement is terminated, the Company will not, and will cause its affiliates and representatives to not, among other matters, solicit alternative acquisition offers. In addition, the Company has agreed to certain procedures that it must follow in the event the Company receives a proposal in relation to an alternative acquisition offer. The information set forth in Section 13 of the Offer to Purchase under the heading “No Solicitation” is incorporated herein by reference.
Item 8.   Additional Information
Vote Required to Approve the Merger
The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. If the Offer is consummated, the Company does not anticipate seeking the approval of the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same amount and kind of consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, the Company, Murata and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.
Anti-Takeover Statute
The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:
•
the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•
upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned (i) by directors who are also officers and (ii) employee stock plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•
the business combination was approved by the Board of Directors of the corporation and authorized at an annual or special meeting of stockholders (and not by written consent) by 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

Neither Murata nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the transactions contemplated thereby, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement pursuant to Section 203(a)(1).
Appraisal Rights
No appraisal rights are available in connection with the Offer. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, stockholders who do not properly tender into the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL will be entitled to demand appraisal of their Shares and the right to receive in cash the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Such appraised value may be greater than, the same as, or less than the Offer Price. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.
THE FOLLOWING BRIEF SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SOLICITATION/RECOMMENDATION STATEMENT AS ANNEX II.  ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “STOCKHOLDER” ARE TO THE RECORD HOLDER OF SHARES IMMEDIATELY PRIOR TO THE EFFECTIVE TIME AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED.

Stockholders who wish to demand their right to an appraisal of their Shares must so notify the Company in writing by delivering to the Company at Resonant Inc, 10900 Stonelake Blvd., Suite 100, Office 02-130, Austin, Texas 78759, Attention: Chief Financial Officer, within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9, a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal, and continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL AND A COPY OF SECTION 262 OF THE DGCL IS ATTACHED TO THIS SOLICITATION/RECOMMENDATION STATEMENT AS ANNEX II.
Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of the DGCL. The failure of a holder of record to properly and validly exercise appraisal rights under Section 262 on behalf of a beneficial holder may result in the loss or waiver of appraisal rights.
FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A WAIVER OR LOSS OF APPRAISAL RIGHTS.
Appraisal Procedures.
The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262, the text of which is set forth in full in Annex II hereto. Mere failure to execute and return a Letter of Transmittal to the Paying Agent, or failure to deliver share certificates to the Paying Agent, as the case may be, does NOT satisfy the requirements of Section 262. Rather, a separate written demand for appraisal must be properly executed and delivered to the Company as described herein.
As provided under Section 262, failure of a stockholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 will result in the loss of such stockholder’s appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the share certificate or certificates that represent such stockholder’s Shares or in the book entry that represents such stockholder’s Shares, as the case may be. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian, or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).
A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of such record owner.
A beneficial owner of Shares held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record owner. Any beneficial holder desiring appraisal who holds Shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform the Company of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such Shares.
Within 120 days after the Effective Time, but not thereafter, the surviving corporation or any holder of Shares who has complied with the provisions of Section 262 and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders. If no such petition is filed within the 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file such a petition. Accordingly, any stockholder who wishes to perfect such stockholder’s appraisal rights will be required to initiate all necessary action within the time prescribed in Section 262. Notwithstanding the foregoing, at any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.
Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of Shares (other than any excluded stock (as defined in Section 251(h)(6)d. of the DGCL)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the Offer, the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (a) within 10 days after a written request therefor has been received by the surviving corporation or (b) within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, make such a request.
If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a stockholder, service of a copy thereof must be made upon the surviving corporation, which will then be obligated within 20 days to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached by the Company. After notice to such stockholders by the Register in Chancery, as required by Section 262, the Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Court of Chancery may require the stockholders who have demanded an appraisal for their Shares to submit their Share certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder. Additionally, because immediately before the Merger the Shares will be listed on a national securities exchange, the Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

After determining the stockholders entitled to an appraisal, the Court of Chancery will appraise the “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Time through the date of the payment of the judgment, shall be compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Company, as the surviving corporation, may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery and (ii) interest theretofore accrued, unless paid at that time. The Company, as the surviving corporation, is under no obligation to make such voluntary cash payment to the holder prior to such entry of judgment.
Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 could be greater than, the same as, or less than the value of the Offer Price or the merger consideration payable in the Merger (which is equivalent to the Offer Price). In determining “fair value”, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.
From and after the Effective Time, no stockholder, whether or not such stockholder has duly demanded an appraisal in compliance with Section 262, is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the Effective Time).
If any stockholder who demands appraisal of such stockholder’s Shares under Section 262 fails to perfect, or effectively withdraws or loses, such stockholder’s right to appraisal, as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the merger consideration, without interest and subject to any taxes required to be withheld under applicable law, and then such stockholders must follow the procedures set forth in the Letter of Transmittal and accompanying instructions in order to receive payment of the merger consideration.
At any time within 60 calendar days after the Effective Time, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a stockholder may withdraw a demand for appraisal only with the written consent of the surviving corporation. No appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder, however, without the approval of the Court of Chancery, which may be conditioned on such terms as the Court deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 calendar days of the Effective Time.
FAILURE TO STRICTLY FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A WAIVER OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.
Antitrust Compliance
Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.
Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Murata and the Company expect to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on or before March 8, 2022, and, if so filed, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about March 23, 2022, unless earlier terminated by the FTC and the Antitrust Division, or Murata or the Company, as applicable, receives a request for additional information or documentary material prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Murata or the Company, as applicable, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10-calendar days following the date of Murata’s or the Company’s, as applicable, substantial compliance with that request. In practice, complying with a request for additional information and documentary material can take a significant amount of time.
The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Murata, the Company or any of their respective subsidiaries or affiliates. Private parties as well as State Attorneys General and foreign regulators also may bring legal actions under the antitrust laws under certain circumstances.
The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings under the HSR Act that would be required for Murata’s or Purchaser’s acquisition or ownership of the Shares.
Annual and Quarterly Reports
For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended 2020 and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021.
Golden Parachute Compensation
Pursuant to Item 402(t) of Regulation S-K, Resonant is required to provide information about compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Transactions. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The information required by Item 402(t) of Regulation S-K is set forth above in “Item 3. Past Contracts, Transactions, Negotiations and Agreements — Arrangements between the Company and its Executive Officers, Directors and Affiliates — Severance and Change in Control Agreements” and “— Summary of Potential Payments Upon Change-in-Control,” and is incorporated herein by reference.
Forward-Looking Statements
Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company, Murata and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Transactions on the Company’s business and the fact that the announcement and pendency of the Transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of the Company, including those set forth in the Company’s filings with the SEC, especially in “Item 1A. Risk Factors” of the Company’s Annual Report on Form 10-K for the year ended 2020 filed with the SEC on March 12, 2021 and in other periodic reports and filings with the SEC from time to time, including the Company’s Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Item 9.   Exhibits
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated February 28, 2022 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Summary Advertisement as published on February 28, 2022 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(5)(A)	Press release issued by Resonant Inc. and Murata Electronics North America, Inc., dated February 14, 2022 (incorporated by reference to Exhibit 99.2 to Resonant Inc.’s Current Report on Form 8-K filed with the SEC on February 14, 2022).
(e)(1)	Agreement and Plan of Merger, dated as of February 14, 2022, by and among, Murata Electronics North America, Inc., PJ Cosmos Acquisition Company, Inc. and Resonant Inc. (incorporated by reference to Exhibit 2.1 to Resonant Inc.’s Current Report on Form 8-K filed with the SEC on February 14, 2022).
(e)(2)	Confidentiality Letter Agreement, dated January 11, 2022, by and between Resonant Inc. and Murata Manufacturing Co., Ltd. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(3)	Exclusivity Letter Agreement, dated February 2, 2022, by and between Resonant Inc. and Murata Manufacturing Co., Ltd.*
(e)(4)	Securities Purchase Agreement, dated July 31, 2019, by and among Resonant Inc. and the investors party thereto (incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on August 6, 2019).
(e)(5)	Registration Rights Agreement, dated July 31, 2019, by and among Resonant Inc. and the investors party thereto (incorporated by reference to Exhibit 10.2 to Form 8-K filed with the SEC on August 6, 2019).
(e)(6)	Collaboration and License Agreement, dated as of September 30, 2019, by and between Resonant Inc. and Murata Electronics North America, Inc. (incorporated by reference to Exhibit 10.1 to Form 10-Q filed with the SEC on November 7, 2019).
(e)(7)	Addendum 1 to Collaboration and License Agreement, dated as of September 30, 2021, by and between Resonant Inc. and Murata Electronics North America, Inc. (incorporated by reference to Exhibit 10.1 to Form 10-Q filed with the SEC on November 10, 2021).
(e)(8)	Amended and Restated Restricted Stock Unit Agreement, dated June 11, 2019, by and between Resonant Inc. and George B. Holmes (incorporated by reference to Exhibit 10.2 to Form 8-K filed with the SEC on June 12, 2019).
(e)(9)	Restricted Stock Unit Agreement, dated December 2, 2019, by and between Resonant Inc. and Dylan J. Kelley (incorporated by reference to Exhibit 10.2 to Form 8-K filed with the SEC on December 2, 2019).
(e)(10)	Severance and Change in Control Agreement, dated March 23, 2015, by and between Resonant Inc. and Neal Fenzi, as amended by Amendment to Severance and Change in Control Agreement, dated November 5, 2021.*

Exhibit No.	Description
(e)(11)	Amended and Restated Severance and Change in Control Agreement, dated as of December 21, 2017, by and between Resonant Inc. and George B. Holmes, as amended by Amendment to Severance and Change in Control Agreement, dated November 5, 2021.*
(e)(12)	Severance and Change in Control Agreement, by and between Resonant Inc. and Martin S. McDermut, as amended by Amendment to Severance and Change in Control Agreement, dated November 5, 2021.*
(e)(13)	Severance and Change in Control Agreement, by and between Resonant Inc. and Dylan Kelly, as amended by Amendment to Severance and Change of Control Agreement, dated November 5, 2021.*
(e)(14)	Severance and Change in Control Agreement, dated October 12, 2021, by and between Resonant Inc. and Clint Brown.*
(e)(15)	Severance and Change in Control Agreement, dated July 25, 2016, by and between Resonant Inc. and Lisa Wolf, as amended by Amendment to Severance and Change in Control Agreement, dated November 5, 2021.*
(e)(16)	Outside Director Compensation Policy (incorporated by reference to Exhibit 10.10 to Form 10-K filed with the SEC on March 12, 2021).
(e)(17)	Form of Indemnification Agreement entered into by Resonant Inc. with its directors and executive officers (incorporated by reference to Exhibit 10.1 to Resonant Inc.’s Registration Statement on Form S-1 filed with the SEC on January 24, 2014).
(e)(18)	Sublease Agreement, dated as of September 10, 2021, by and between Resonant Inc. and Sonim Technologies, Inc. (incorporated by reference to Exhibit 10.2 to Form 10-Q filed with the SEC on November 10, 2021).
(e)(19)	Technical Advisor Agreement, dated as of August 5, 2019, by and between Resonant Inc. and Ruben Caballero (incorporated by reference to Exhibit 10.19 to Form 10-K filed with the SEC on March 13, 2020).
(e)(20)	Amended and Restated 2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to Resonant Inc.’s Registration Statement on Form S-1/A filed with the SEC on January 24, 2014).
(e)(21)	Amendment No. 1 to Amended and Restated 2014 Omnibus Incentive Plan, effective June 7, 2016 (incorporated by reference to Exhibit 10.1 to Resonant Inc.’s Registration Statement on Form S-8 filed with the SEC on June 7, 2016).
(e)(22)	Amendment No. 2 to Amended and Restated 2014 Omnibus Incentive Plan, effective June 6, 2017 (incorporated by reference to Exhibit 10.3 to Resonant Inc.’s Registration Statement on Form S-8 filed with the SEC on June 7, 2017).
(e)(23)	Amendment No. 3 to Amended and Restated 2014 Omnibus Incentive Plan, effective June 11, 2019 (incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on June 12, 2019).
(e)(24)	Amendment No. 4 to Amended and Restated 2014 Omnibus Incentive Plan, effective June 9, 2020 (incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on June 10, 2020).
(e)(25)	Amended and Restated Certificate of Incorporation of the Resonant Inc. (incorporated by reference to Exhibit 3.1 to Form 8-K filed with the SEC on June 5, 2014).
(e)(26)	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Resonant Inc. (incorporated by reference to Exhibit 3.1 to Form 8-K filed with the SEC on June 12, 2019).
(e)(27)	Amended and Restated Bylaws of Resonant Inc. (incorporated by reference to Exhibit 3.2 to Form 8-K filed with the SEC on June 5, 2014).

*
Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 28, 2022	Resonant Inc.
	By:	/s/ Martin S. McDermut Martin S. McDermut Chief Financial Officer

ANNEX I
OPINION OF CENTERVIEW
Centerview Partners LLC
31 West 52nd Street
New York, NY 10019
February 14, 2022
The Board of Directors
Resonant Inc.
10900 Stonelake Blvd.
Building 2, Suite 100, Office 02-130
Austin, TX 78759
The Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001  per share  (the “Shares”) (other than Excluded Shares, as defined below), of Resonant Inc., a Delaware corporation (the “Company”), of the $4.50 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) among Murata Electronics North America, Inc., a Texas corporation (“Parent”), PJ Cosmos Acquisition Company, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides (i) for Purchaser to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $4.50 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Dissenting Company Shares (as defined in the Agreement), (ii) Shares held in the treasury of the Company and each Share owned by Purchaser, Parent or any direct or indirect subsidiary of Parent or of the Company immediately prior to the Effective Time (as defined in the Agreement)) (the shares referred to in clauses (i), and (ii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”) will be converted into the right to receive $4.50 per Share in cash, without interest, (the $4.50 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.
We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the earlier to occur of (i) the date on which we advise the Board of Directors of the Company that we are prepared to render this opinion and (ii) the rendering of this opinion, and a substantial portion of which is contingent upon the consummation of the Tender Offer. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

Annex I-1

The Board of Directors
Resonant Inc.
February 14, 2022

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent, and we have not received any compensation from Parent during such period. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co- invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.
In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated February 14, 2022 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2020, December 31, 2019 and December 31, 2018; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.
We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the

Annex I-2

The Board of Directors
Resonant Inc.
February 14, 2022

Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.
We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or any stockholder of the Company or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.
Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.
Very truly yours,
CENTERVIEW PARTNERS LLC

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ANNEX II
Section 262 of the General Corporation Law of the State of Delaware
§ 262   Appraisal Rights.
(a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a.   Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b.   Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c.   Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.   Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4)   [Repealed.]
(c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its

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certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.
(d)   Appraisal rights shall be perfected as follows:
(1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be

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prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f)   Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

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(h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i)   The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j)   The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l)   The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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